BERUSCHI & COMPANY

Barristers & Solicitors

Anthony J. Beruschi B.Sc., LL.B.

Suite 501 - 905 West Pender Street
Vancouver, British Columbia V6C 1L6
Tel: (604)669-3116 Fax: (604)669-5886
E-Mail: gwegner@beruschi.com

August 21, 2007

Securities & Exchange Commission
Division of Corporate Finance
Room 3026 - 450 Fifth Street N.W.
Washington, DC 20549

Attention: Office of International Corporate Finance

Dear Sirs/ Mesdames:

Re: TOTALLY HIP TECHNOLOGIES INC. (the "Issuer")
Filing of documents under Rule 12g3-2(b),
***Securities Act* of 1934**
File No. 82-4556

With respect to the Issuer's exemption pursuant to Rule 12g3-2(b) promulgated under the *Securities Act* of 1934, we submit for recording the following documents that were filed, published or distributed to security holders since March 23, 2007:

A. Copy of Notice of Alteration dated May 11, 2007 filed with the Registrar of Companies and filed as material document with the Alberta and British Columbia Securities Commissions.

B. Copies of Notices of Change of Directors dated March 28, 2007 (address only) and May 31, 2007 filed with the Registrar of Companies.

C. Copies of Notices of Articles dated March 28, 2007 and May 11, 2007 issued by the Registrar of Companies.

D. Copy of Notice of Articles dated June 26, 2007 issued by the Registrar of Companies and filed as material document with the Alberta and British Columbia Securities Commissions.

E. Copy of the Issuer's Annual Report on Form 6 as of March 18, 2007.

F. Annual General Meeting

- copy of Notice of Meeting and Record Date

dw 8/28

- copy of Notice of Annual General Meeting
- copy of Information Circular
- copy of Form of Proxy
- copy of Financial Statements Request Card

G. Unaudited Financial Statements with accompanying MD&A

- copy of unaudited financial statements for the period ended March 31, 2007 with relevant MD&A.

H. Copies of Certifications of Interim Filings (Forms 52-109F2) filed with the British Columbia and Alberta Securities Commissions.

I. Copy of news release issued during the relevant period.

J. Copy of Material Change Report (Form 51-102F3) filed with the British Columbia and Alberta Securities Commissions.

K. Copies of Certain Documents (Security Holders Documents/ Material Documents) filed with the British Columbia and Alberta Securities Commissions as follows:

- Articles

L. Copy of TSX Venture Exchange letter of approval.

Please acknowledge receipt of these documents on the enclosed copy of this letter and return it to the undersigned.

Sincerely,

BERUSCHI & COMPANY

PER:

GWEN WEGNER
Paralegal

Enclosures

Date and Time: May 11, 2007 02:56 PM Pacific Time

BRITISH COLUMBIA

Ministry of Finance
Corporate and Personal Property Registries
www.corporateonline.gov.bc.ca

Mailing Address:
PO BOX 9431 Stn Prov Govt.
Victoria BC V8W 9V3

Location:
2nd Floor - 940 Blanshard St.
Victoria BC
250 356-8626

Notice of Alteration

FORM 11
BUSINESS CORPORATIONS ACT
Section 257

Filed Date and Time:	**May 11, 2007 02:56 PM Pacific Time**
Alteration Date and Time:	**Notice of Articles Altered on May 11, 2007 02:56 PM Pacific Time**

NOTICE OF ALTERATION

Incorporation Number:
C0581802

Name of Company:
TOTALLY HIP TECHNOLOGIES INC.

2007 AUG 27 A 10:

OFFICE OF INTERNATIONAL CORPORATE FINANCE

RECEIVED

ALTERATION EFFECTIVE DATE:

The alteration is to take effect at the time that this application is filed with the Registrar.

PRE-EXISTING COMPANY PROVISIONS

The company has resolved that the Pre-existing Company Provisions no longer apply to this company.

AUTHORIZED SHARE STRUCTURE

1.	No Maximum	Common Shares	Without Par Value With Special Rights or Restrictions attached
2.	100,000,000	Preferred Shares	Without Par Value With Special Rights or Restrictions attached

82-4556

BRITISH COLUMBIA

Ministry of Finance
Corporate and Personal
Property Registries
www.corporateonline.gov.bc.ca

Mailing Address:
PO BOX 9431 Stn Prov Govt.
Victoria BC V8W 9V3

Location:
2nd Floor - 940 Blanshard St.
Victoria BC
250 356-8626

Notice of Change of Directors

FORM 10
BUSINESS CORPORATIONS ACT
Section 127

Filed Date and Time: **March 28, 2007 09:15 AM Pacific Time**

Incorporation Number:
C0581802

Name of Company:
TOTALLY HIP TECHNOLOGIES INC.

ector(s) Change of Name or Address

Last Name, First Name, Middle Name:
DICAIRE, DAVID

Mailing Address:
501-905 WEST PENDER STREET
VANCOUVER BC V6C 1L6
CANADA

Delivery Address:
501-905 WEST PENDER STREET
VANCOUVER BC V6C 1L6
CANADA

BRITISH COLUMBIA
The Best Place on Earth

Ministry of Finance
BC Registry Services

Mailing Address:
PO BOX 9431 Stn Prov Govt.
Victoria BC V8W 9V3
www.corporateonline.gov.bc.ca

Location:
2nd Floor - 940 Blanshard St.
Victoria BC
250 356-8626

Notice of Change of Directors

FORM 10
BUSINESS CORPORATIONS ACT
Section 127

Filed Date and Time: **June 26, 2007 10:20 AM Pacific Time**

Incorporation Number:
C0581802

Name of Company:
TOTALLY HIP TECHNOLOGIES INC.

RECEIVED 2007 JUN 27 A 10:51

Date of Change of Directors

May 31, 2007

Director(s) who have ceased to be Directors

Last Name, First Name, Middle Name:
DAUM, TIMOTHY

Mailing Address:
205-117 WEST 17TH STREET
NORTH VANCOUVER BC V7M 1V5
CANADA

Delivery Address:
205-117 WEST 17TH STREET
NORTH VANCOUVER BC V7M 1V5
CANADA

Director(s) as at May 31, 2007

Last Name, First Name, Middle Name:
BOYCE, JAMES

Mailing Address:
1376 ARBORLYNN DR
NORTH VANCOUVER BC V7J 2V3
CANADA

Delivery Address:
1376 ARBORLYNN DR
NORTH VANCOUVER BC V7J 2V3
CANADA

Last Name, First Name, Middle Name:
BRYDLE, JOHN

Mailing Address:
1512 ROCHESTER AVENUE
COQUITLAM BC V3K 2X6
CANADA

Delivery Address:
1512 ROCHESTER AVENUE
COQUITLAM BC V3K 2X6
CANADA

Last Name, First Name, Middle Name:
DICAIRE, DAVID

Mailing Address:
501-905 WEST PENDER STREET
VANCOUVER BC V6C 1L6
CANADA

Delivery Address:
501-905 WEST PENDER STREET
VANCOUVER BC V6C 1L6
CANADA

Last Name, First Name, Middle Name:
ROSS, MICHAEL P.

Mailing Address:
3 - 1182 QUEBEC STREET
VANCOUVER BC V6A 4B2
CANADA

Delivery Address:
3 - 1182 QUEBEC STREET
VANCOUVER BC V6A 4B2
CANADA

Last Name, First Name, Middle Name:
SHAFF, MICHAEL

Mailing Address:
159 CANADA VISTA,
LA HONDA, CA 94020
UNITED STATES

Delivery Address:
159 CANADA VISTA,
LA HONDA, CA 94020
UNITED STATES

82-4556

BRITISH COLUMBIA

Ministry of Finance
Corporate and Personal
Property Registries
www.corporateonline.gov.bc.ca

Mailing Address:
PO BOX 9431 Stn Prov Govt.
Victoria BC V8W 9V3

Location:
2nd Floor - 940 Blanshard St.
Victoria BC
250 356-8626

Notice of Articles

BUSINESS CORPORATIONS ACT

CERTIFIED COPY
Of a Document filed with the Province of British Columbia Registrar of Companies

RON TOWNSHEND
March 28, 2007

This Notice of Articles was issued by the Registrar on: March 28, 2007 09:15 AM Pacific Time

Incorporation Number: **C0581802**

Recognition Date: Continued into British Columbia on March 18, 1999

NOTICE OF ARTICLES

Name of Company:

TOTALLY HIP TECHNOLOGIES INC.

REGISTERED OFFICE INFORMATION

Mailing Address:
501 905 WEST PENDER STREET
VANCOUVER BC V6C 1L6
CANADA

Delivery Address:
501 905 WEST PENDER STREET
VANCOUVER BC V6C 1L6
CANADA

RECORDS OFFICE INFORMATION

Mailing Address:
501 905 WEST PENDER STREET
VANCOUVER BC V6C 1L6
CANADA

Delivery Address:
501 905 WEST PENDER STREET
VANCOUVER BC V6C 1L6
CANADA

RECEIVED
2007 JUN 21 A 11:03
OFFICE OF INTERNATIONAL CORPORATE FINANCE

DIRECTOR INFORMATION

Last Name, First Name, Middle Name:
ROSS, MICHAEL P.

Mailing Address:
3 - 1182 QUEBEC STREET
VANCOUVER BC V6A 4B2
CANADA

Delivery Address:
3 - 1182 QUEBEC STREET
VANCOUVER BC V6A 4B2
CANADA

Last Name, First Name, Middle Name:
SHAFF, MICHAEL

Mailing Address:
159 CANADA VISTA,
LA HONDA, CA 94020
UNITED STATES

Delivery Address:
159 CANADA VISTA,
LA HONDA, CA 94020
UNITED STATES

Last Name, First Name, Middle Name:
BOYCE, JAMES

Mailing Address:
1376 ARBORLYNN DR
NORTH VANCOUVER BC V7J 2V3
CANADA

Delivery Address:
1376 ARBORLYNN DR
NORTH VANCOUVER BC V7J 2V3
CANADA

Last Name, First Name, Middle Name:
DAUM, TIMOTHY

Mailing Address:
205-117 WEST 17TH STREET
NORTH VANCOUVER BC V7M 1V5
CANADA

Delivery Address:
205-117 WEST 17TH STREET
NORTH VANCOUVER BC V7M 1V5
CANADA

Last Name, First Name, Middle Name:
BRYDLE, JOHN

Mailing Address:
1512 ROCHESTER AVENUE
COQUITLAM BC V3K 2X6
CANADA

Delivery Address:
1512 ROCHESTER AVENUE
COQUITLAM BC V3K 2X6
CANADA

Last Name, First Name, Middle Name:
DICAIRE, DAVID

Mailing Address:
501-905 WEST PENDER STREET
VANCOUVER BC V6C 1L6
CANADA

Delivery Address:
501-905 WEST PENDER STREET
VANCOUVER BC V6C 1L6
CANADA

PRE-EXISTING COMPANY PROVISIONS

ıe Pre-existing Company Provisions apply to this company.

AUTHORIZED SHARE STRUCTURE

1.	99,870,002	Common Shares	Without Par Value With Special Rights or Restrictions attached
2.	100,000,000	Preferred Shares	Without Par Value With Special Rights or Restrictions attached

BRITISH COLUMBIA

Ministry of Finance
Corporate and Personal
Property Registries
www.corporateonline.gov.bc.ca

Mailing Address:
PO BOX 9431 Stn Prov Govt.
Victoria BC V8W 9V3

Location:
2nd Floor - 940 Blanshard St.
Victoria BC
250 356-8626

Notice of Articles

BUSINESS CORPORATIONS ACT

CERTIFIED COPY
Of a Document filed with the Province of British Columbia Registrar of Companies

RON TOWNSHEND
May 11, 2007

This Notice of Articles was issued by the Registrar on: May 11, 2007 02:56 PM Pacific Time

Incorporation Number: **C0581802**

Recognition Date: Continued into British Columbia on March 18, 1999

NOTICE OF ARTICLES

Name of Company:

TOTALLY HIP TECHNOLOGIES INC.

REGISTERED OFFICE INFORMATION

Mailing Address:
501 905 WEST PENDER STREET
VANCOUVER BC V6C 1L6
CANADA

Delivery Address:
501 905 WEST PENDER STREET
VANCOUVER BC V6C 1L6
CANADA

RECORDS OFFICE INFORMATION

Mailing Address:
501 905 WEST PENDER STREET
VANCOUVER BC V6C 1L6
CANADA

Delivery Address:
501 905 WEST PENDER STREET
VANCOUVER BC V6C 1L6
CANADA

DIRECTOR INFORMATION

Last Name, First Name, Middle Name:
ROSS, MICHAEL P.

Mailing Address:
3 - 1182 QUEBEC STREET
VANCOUVER BC V6A 4B2
CANADA

Delivery Address:
3 - 1182 QUEBEC STREET
VANCOUVER BC V6A 4B2
CANADA

Last Name, First Name, Middle Name:
SHAFF, MICHAEL

Mailing Address:
159 CANADA VISTA,
LA HONDA, CA 94020
UNITED STATES

Delivery Address:
159 CANADA VISTA,
LA HONDA, CA 94020
UNITED STATES

Last Name, First Name, Middle Name:
BOYCE, JAMES

Mailing Address:
1376 ARBORLYNN DR
NORTH VANCOUVER BC V7J 2V3
CANADA

Delivery Address:
1376 ARBORLYNN DR
NORTH VANCOUVER BC V7J 2V3
CANADA

Last Name, First Name, Middle Name:
DAUM, TIMOTHY

Mailing Address:
205-117 WEST 17TH STREET
NORTH VANCOUVER BC V7M 1V5
CANADA

Delivery Address:
205-117 WEST 17TH STREET
NORTH VANCOUVER BC V7M 1V5
CANADA

Last Name, First Name, Middle Name:
BRYDLE, JOHN

Mailing Address:
1512 ROCHESTER AVENUE
COQUITLAM BC V3K 2X6
CANADA

Delivery Address:
1512 ROCHESTER AVENUE
COQUITLAM BC V3K 2X6
CANADA

Last Name, First Name, Middle Name:
DICAIRE, DAVID

Mailing Address:
501-905 WEST PENDER STREET
VANCOUVER BC V6C 1L6
CANADA

Delivery Address:
501-905 WEST PENDER STREET
VANCOUVER BC V6C 1L6
CANADA

AUTHORIZED SHARE STRUCTURE

1.	No Maximum	Common Shares	Without Par Value With Special Rights or Restrictions attached
2.	100,000,000	Preferred Shares	Without Par Value With Special Rights or Restrictions attached

82-4556

Date and Time: June 26, 2007 12:42 PM Pacific Time

BRITISH COLUMBIA
The Best Place on Earth

Ministry of Finance
BC Registry Services

Mailing Address:
PO BOX 9431 Stn Prov Govt.
Victoria BC V8W 9V3
www.corporateonline.gov.bc.ca

Location:
2nd Floor - 940 Blanshard St.
Victoria BC
250 356-8626

Notice of Articles

BUSINESS CORPORATIONS ACT

This Notice of Articles was issued by the Registrar on: June 26, 2007 10:20 AM Pacific Time

Incorporation Number: **C0581802**

Recognition Date: Continued into British Columbia on March 18, 1999

NOTICE OF ARTICLES

Name of Company:

TOTALLY HIP TECHNOLOGIES INC.

REGISTERED OFFICE INFORMATION

Mailing Address:
501 905 WEST PENDER STREET
VANCOUVER BC V6C 1L6
CANADA

Delivery Address:
501 905 WEST PENDER STREET
VANCOUVER BC V6C 1L6
CANADA

RECORDS OFFICE INFORMATION

Mailing Address:
501 905 WEST PENDER STREET
VANCOUVER BC V6C 1L6
CANADA

Delivery Address:
501 905 WEST PENDER STREET
VANCOUVER BC V6C 1L6
CANADA

RECEIVED
2007 JUL 27 A 11:50

DIRECTOR INFORMATION

Last Name, First Name, Middle Name:
ROSS, MICHAEL P.

Mailing Address:	Delivery Address:
3 - 1182 QUEBEC STREET VANCOUVER BC V6A 4B2 CANADA	3 - 1182 QUEBEC STREET VANCOUVER BC V6A 4B2 CANADA

Last Name, First Name, Middle Name:
SHAFF, MICHAEL

Mailing Address:	Delivery Address:
159 CANADA VISTA, LA HONDA, CA 94020 UNITED STATES	159 CANADA VISTA, LA HONDA, CA 94020 UNITED STATES

Last Name, First Name, Middle Name:
BOYCE, JAMES

Mailing Address:	Delivery Address:
1376 ARBORLYNN DR NORTH VANCOUVER BC V7J 2V3 CANADA	1376 ARBORLYNN DR NORTH VANCOUVER BC V7J 2V3 CANADA

Last Name, First Name, Middle Name:
BRYDLE, JOHN

Mailing Address:	Delivery Address:
1512 ROCHESTER AVENUE COQUITLAM BC V3K 2X6 CANADA	1512 ROCHESTER AVENUE COQUITLAM BC V3K 2X6 CANADA

Last Name, First Name, Middle Name:
DICAIRE, DAVID

Mailing Address:	Delivery Address:
501-905 WEST PENDER STREET VANCOUVER BC V6C 1L6 CANADA	501-905 WEST PENDER STREET VANCOUVER BC V6C 1L6 CANADA

AUTHORIZED SHARE STRUCTURE

1.	No Maximum	Common Shares	Without Par Value With Special Rights or Restrictions attached

2.	100,000,000	Preferred Shares	Without Par Value
			With Special Rights or Restrictions attached

82-4556

BRITISH COLUMBIA

Ministry of Finance
Corporate and Personal Property Registries
www.corporateonline.gov.bc.ca

Mailing Address:
PO BOX 9431 Stn Prov Govt.
Victoria BC V8W 9V3

Location:
2nd Floor - 940 Blanshard St.
Victoria BC
250 356-8626

Annual Report

BC COMPANY

FORM 6
BUSINESS CORPORATIONS ACT
Section 51

Filed Date and Time: **March 28, 2007 01:21 PM Pacific Time**

ANNUAL REPORT DETAILS

NAME OF COMPANY TOTALLY HIP TECHNOLOGIES INC. 501 905 WEST PENDER STREET VANCOUVER BC V6C 1L6 CANADA	INCORPORATION NUMBER **C0581802**
	DATE OF RECOGNITION **March 18, 1999**
	DATE OF ANNUAL REPORT (ANNIVERSARY DATE OF RECOGNITION IN BC) **March 18, 2007**

OFFICER INFORMATION AS AT March 18, 2007

Last Name, First Name, Middle Name:
BRYDLE, JOHN
Office(s) Held: (Secretary)

Mailing Address:
1512 ROCHESTER AVENUE
COQUITLAM BC V3K 2X6
CANADA

Delivery Address:
1512 ROCHESTER AVENUE
COQUITLAM BC V3K 2X6
CANADA

Last Name, First Name, Middle Name:
DICAIRE, DAVID
)ffice(s) Held: (CEO, CFO, Chair, President)

Mailing Address:
501-905 WEST PENDER STREET
VANCOUVER BC V6C 1L6
CANADA

Delivery Address:
501-905 WEST PENDER STREET
VANCOUVER BC V6C 1L6
CANADA

82-4556

RECEIVED
2007 AUG 27 A 11:50
OFFICE OF INTERNATIONAL CORPORATE FINANCE

TOTALLY HIP TECHNOLOGIES INC.

501 – 905 West Pender Street
Vancouver, British Columbia
V6C 1L6
Tel: (604) 685-6525 Fax: (604) 685-4057

NOTICE OF MEETING AND RECORD DATE

TO: All Applicable Commissions & Stock Exchanges

Dear Sirs:

Pursuant to the requirements of National Instrument 54-101, Totally Hip Technologies Inc. hereby advises the following with respect to the upcoming Meeting of Shareholders:

1	CUSIP Number	:	89152W 10 8
2	Meeting Type	:	Annual and Special General
3	Meeting Location	:	Vancouver
4	Meeting Date	:	May 31, 2007
5	Record Date for Notice	:	April 26, 2007
6	Record Date for Voting	:	April 26, 2007
7	Beneficial Ownership Determination Date	:	April 26, 2007
8	Class of Securities Entitled to Receive Notice and Vote	:	Common

Dated at Vancouver, British Columbia, this 27th day of March, 2007.

Sincerely,

TOTALLY HIP TECHNOLOGIES INC.

PER: ***"David Dicaire" by POA***

DAVID DICAIRE
President

82-4556

TOTALLY HIP TECHNOLOGIES INC.

NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that the Annual General Meeting of the Shareholders of **TOTALLY HIP TECHNOLOGIES INC.** (hereinafter called the "Company") will be held at the offices of the Company at 501 - 905 West Pender Street, Vancouver, British Columbia on May 31, 2007 at the hour of 10:30 o'clock in the forenoon for the following purposes:

(a) To receive and consider the Reports of the Directors, the audited financial statements of the Company for the year ended September 30, 2006 and the report of the auditor thereon;

(b) To re-appoint Amisano Hanson, Chartered Accountants, as auditor for the Company for the ensuing year at a remuneration to be fixed by the Directors;

(c) To determine the number of Directors at five;

(d) To elect Directors for the ensuing year;

(e) To consider and, if thought fit, to approve the proposed stock option plan for implementation by the Company; and

(f) To transact such other business as may be properly transacted at such Meeting or at any adjournment thereof.

Shareholders who are unable to attend the Annual General Meeting in person are requested to read the notes accompanying the Instrument of Proxy and complete and return the Proxy to the registered office of the Company at 501 - 905 West Pender Street, Vancouver, British Columbia, V6C 1L6 not less than forty-eight (48) hours (excluding Saturdays, Sundays and Holidays) before the time fixed for the Meeting.

DATED at the City of Vancouver, in the Province of British Columbia, as of the 26th day of April, 2007.

BY ORDER OF THE BOARD OF DIRECTORS

"David Dicaire"

DAVID DICAIRE, President

82-4556

TOTALLY HIP TECHNOLOGIES INC.

501 - 905 West Pender Street
Vancouver, BC V6C 1L6
Canada
Telephone: (604) 685-6525

INFORMATION CIRCULAR

INFORMATION PROVIDED AS AT APRIL 26, 2007 FOR THE ANNUAL GENERAL MEETING OF SHAREHOLDERS TO BE HELD ON MAY 31, 2007.

This Information Circular is furnished in connection with the solicitation of proxies by management of TOTALLY HIP TECHNOLOGIES INC. (the "Company") for use at the Annual General Meeting of shareholders to be held on May 31, 2007 and any adjournment thereof at the time and place and for the purposes set forth in the Notice of Meeting.

The cost of this solicitation will be borne by the Company. In addition to the solicitation of proxies by mail, directors, officers and some regular employees may solicit personally, but will not receive compensation for so doing.

APPOINTMENT AND REVOCATION OF PROXIES

The persons named in the accompanying instrument of proxy are directors or officers of the Company. **A shareholder has the right to appoint a person to attend and act for him on his behalf at the meeting other than the persons named in the enclosed instrument of proxy.** To exercise this right, a shareholder shall strike out the names of the persons named in the instrument of proxy and insert the name of his nominee in the blank space provided, or complete another instrument of proxy. The completed instrument of proxy should be deposited at the registered office of the Company at 501 - 905 west Pender Street, Vancouver, British Columbia, V6C 1L6 at least 48 hours before the time of the meeting or any adjournment thereof, excluding Saturdays, Sundays and holidays.

The instrument of proxy must be dated and be signed by the shareholder or by his attorney in writing, or, if the shareholder is a corporation, it must either be under its common seal or signed by a duly authorized officer. In addition to revocation in any other manner permitted by law, a shareholder may revoke a proxy either by (a) signing a proxy bearing a later date and depositing it at the registered office of the Company at the address and within the time set out above, or (b) signing and dating a written notice of revocation (in the same manner as the instrument of proxy is required to be executed as set out in the notes to the instrument of proxy) and either depositing it at the registered office of the Company at the address and within the time set out above or with the Chairman of the Meeting on the day of the Meeting or on the day of any adjournment thereof, or (c) registering with the scrutineer at the Meeting as a shareholder present in person, whereupon such Proxy shall be deemed to have been revoked.

NON-REGISTERED HOLDERS OF COMPANY'S SHARES

Only registered shareholders or duly appointed proxyholders are permitted to vote at the Meeting. Shareholders who do not hold their common shares in their own name ("Beneficial Shareholders") are advised that only proxies from shareholders of record can be recognized and voted at the Meeting. Beneficial Shareholders who complete and return an instrument of proxy must indicate thereon the person (usually a brokerage house) who holds their common shares as registered shareholder. Every intermediary (broker) has its own mailing procedure, and provides its own return instructions, which should be carefully followed.

If common shares are listed in an account statement provided to a shareholder by a broker, then in almost all cases those common shares will not be registered in such shareholder's name on the records of the Company. Such common shares will more likely be registered under the name of the shareholder's broker or agent of that broker. In Canada, the vast majority of such shares are registered under the name of CDS & Co. (the registration for the Canadian Depository for Securities, which company acts as nominee for many Canadian brokerage firms). Common shares held by brokers or their nominees can only be voted (for or against resolutions) upon the instructions of the Beneficial Shareholder. Without specific instructions, brokers/nominees are prohibited from voting shares for their clients. The directors and officers of the Company do not know for whose benefit the common shares registered in the name of CDS & Co. are held.

In accordance with National Instrument 54–101 of the Canadian Securities Administrators, the Company has distributed copies of the

Notice of Meeting, this Information Circular and the proxy to the clearing agencies and intermediaries for onward distribution to non-registered shareholders. Applicable regulatory policy requires intermediaries/brokers to seek voting instructions from Beneficial Shareholders in advance of shareholders' meetings unless the Beneficial Shareholders have waived the right to receive meeting materials. Every intermediary/broker has its own mailing procedures and provides its own return instructions, which should be carefully followed by Beneficial Shareholders in order to ensure that their common shares are voted at the Meeting. Often the form of proxy supplied to a Beneficial Shareholder by its broker is identical to the proxy provided by the Company to the registered shareholders. However, its purpose is limited to instructing the registered shareholder how to vote on behalf of the Beneficial Shareholder. Should a Beneficial Shareholder receive such a form and wish to vote at the Meeting, the Beneficial Shareholder should strike out the management proxyholder's name in the form and insert the non-registered shareholder's name in the blank provided. The majority of brokers now delegate the responsibility for obtaining instructions from clients to ADP Investor Communications ("ADP"). ADP typically applies a special sticker to the proxy forms, mails those forms to the Beneficial Shareholders and asks Beneficial Shareholders to return the proxy forms to ADP. ADP then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of common shares to be represented at the Meeting. A Beneficial Shareholder receiving a proxy with an ADP sticker on it cannot use that proxy to vote common shares directly at the Meeting - the proxy must be returned to ADP well in advance of the Meeting in order to have the common shares voted.

All references to shareholders in this Information Circular and the accompanying proxy and Notice of Meeting are to registered shareholders unless specifically stated otherwise.

VOTING OF PROXIES

The securities represented by the proxy will be voted or withheld from voting in accordance with the instructions of the shareholder on any ballot that may be called for, and if the shareholder specifies a choice with respect to any matter to be acted upon, the securities shall be voted accordingly. The form of proxy confers authority upon the named proxyholder with respect to matters identified in the accompanying Notice of Meeting.

IF A CHOICE WITH RESPECT TO SUCH MATTERS IS NOT SPECIFIED, IT IS INTENDED THAT THE PERSON DESIGNATED BY MANAGEMENT IN THE FORM OF PROXY WILL VOTE THE SECURITIES REPRESENTED BY THE PROXY IN FAVOUR OF EACH MATTER IDENTIFIED IN THE PROXY AND FOR THE NOMINEES OF MANAGEMENT FOR DIRECTORS AND AUDITOR. AN ALTERNATE PROXYHOLDER HAS DISCRETION TO VOTE THE SHARES AS HE OR SHE CHOOSES.

The proxy confers discretionary authority upon the named proxyholder with respect to amendments to or variations in matters identified in the accompanying Notice of Meeting and other matters which may properly come before the Meeting.

VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF

The Voting securities of the Company consist of common shares without par value. April 26, 2007 has been fixed in advance by the directors as the record date for the purposes of determining those shareholders entitled to receive notice of, and to vote at, the Meeting. As at the record date 26,282,614 common shares without par value were issued and outstanding, each such share carrying the right to one (1) vote at the Meeting.

To the knowledge of the directors and senior officers of the Company, the following are the only persons who beneficially own, directly or indirectly, or exercise control or direction over, voting securities carrying more than 10% of the voting rights attached to the voting securities of the Company:

Name	No. of Voting Securities	Percentage
CDS & Co[1]	9,637,274	36.68%

Note [1] The beneficial owners of this company are unknown to the directors and officers of the Company.

ELECTION OF DIRECTORS

Previously, at an Annual General Meeting of shareholders, the number for which positions exist on the Company's Board had been fixed at six. Management is proposing to decrease the size of the Board to five directors. If this resolution is passed five directors will be elected at the Annual General Meeting.

The persons named in the following table are management's nominees to the Board. Each director elected will hold office until the next Annual General Meeting unless their office is earlier vacated in accordance with the Articles of the Company and the *Business Corporations Act* or unless he or she becomes disqualified to act as a director.

NAME, PROVINCE OR STATE AND COUNTRY OF ORDINARY RESIDENCE OF NOMINEE AND PRESENT POSITION WITH THE COMPANY	PRINCIPAL OCCUPATION & DIRECTORSHIPS IN OTHER REPORTING ISSUERS	PERIOD SERVED AS DIRECTOR	APPROXIMATE NUMBER OF VOTING SECURITIES[1]
David Dicaire BC, Canada *President, CEO, CFO and Director*	President, CEO and Chairman of the Company since September 6, 2000; COO and GM of the Company since March 31, 2000	March 31, 2000 to date	710,125
Michael Shaff La Honda, CA, USA *Director*	President of Small Hands Inc.	September 19, 2000 to date	892
James Boyce BC, Canada *Director*	Owner and Operator, Computer Technology Business Also a director of Pacific Topaz Resources Ltd.	March 14, 2003 to date	1,000,125
Michael Ross BC, Canada *Director*	Owner and Operator, Computer Technology Business / Financial Systems Engineer/ Business Consultant	April 20, 2006 to date	Nil
John Brydle BC, Canada *Director*	Business Consultant Also a director of Vega Gold Ltd. and International Alliance Resources Inc.	May 31, 2006 to date	Nil

Note [1] Voting Securities beneficially owned, directly, or indirectly, or over which control or direction is exercised.

All of the proposed nominees are ordinarily resident in Canada.

The Board of Directors has not appointed an Executive Committee.

As the Company is a reporting company, the directors of the Company are required to elect from their number an Audit Committee. David Dicaire, James Boyce and Michael Ross are the three current directors elected by the Board of Directors of the Company to the Audit Committee.

Other than as described below, no proposed director:

(a) is, as at the date of this Information Circular, or has been within 10 years before the date of this Information Circular, a director or executive officer of any company (including the Company) that, while that person was acting in that capacity:

    (i) was subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days other than James Boyce who was a director of Pacific Topaz Resources Ltd. when it was the subject of a cease trade order issued on May 16, 2001 by the

British Columbia Securities Commission for failure to file financial statements, which order was rescinded on August 13, 2001.

(ii) was subject to an event that resulted, after the director or executive officer ceased to be a director or executive officer, in the company being subject to a cease trade order or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days; or

(iii) within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or

(b) has, within the 10 years before the date of this Information Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or has a receiver, receiver manager or trustee appointed to hold the assets of the proposed director.

COMPENSATION OF EXECUTIVE OFFICERS AND DIRECTORS

Summary of Executive Compensation

The following table, presented in accordance with Form 51-102F6 prescribed by National Instrument 51-102, sets forth all annual and long term compensation for services in all capacities to the Company for the three most recently completed financial years in respect of the Chief Executive Officer as at September 30, 2006, the Chief Financial Officer as at September 30, 2006 and each of the Company's other three most highly compensated officers as at September 30, 2006 whose individual total salary and bonus for the most recently completed financial year exceeded $150,000 and any individual who would have satisfied these criteria but for the fact that individual was not serving as such an officer at the end of the most recently completed financial year (collectively the "Named Executive Officers" or "NEOs").

SUMMARY COMPENSATION TABLE

		Annual Compensation			Long-Term Compensation			
					Awards		Payouts	
NEO Name and Principal Position (a)	Year (b)	Salary ($) (c)	Bonus ($) (d)	Other Annual Compen-sation ($) (e)	Securities Under Options/ SARs Granted (#) (f)	Shares or Units Subject to Resale Restrictions ($) (g)	LTIP Payouts ($) (h)	All Other Compen-sation ($) (i)
David Dicaire President, CEO and CFO	2006 2005 2004	Nil Nil Nil	Nil Nil Nil	$54,000[1] $54,000[1] $43,500[1]	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil

Note [1] Management/administrative fees paid or accrued to Winston Ventures Corp., a British Columbia non-reporting company wholly-owned by David Dicaire.

Long-term Incentive Plans

The Company does not have a long-term incentive plan for its directors or officers.

Options and Stock Appreciation Rights ("SARs")

The Company intends to reserve a block of the unissued Treasury shares of the Company equal to 10% of its issued share capital from time to time for issuance to directors and key employees with respect to options that have been granted or may be granted pursuant to the Company's proposed stock option plan (see "Stock Option Plan and Incentive Stock Options"). Options will be granted in order

to provide an optionee with a form of remuneration and an incentive to act in the best interests of the Company.

No options, share purchase warrants or rights to purchase securities of the Company as compensation for services rendered or otherwise in connection with office or employment ("Options") and SARs were granted to the Named Executive Officer during the most recently completed financial year.

No Options and SARs were exercised by the Named Executive Officer during the most recently completed financial year or outstanding to the Named Executive Officer at the end of the most recently completed financial year.

Termination of Employment or Change of Control

The Company did not have a plan or arrangement in respect of compensation received or that may be received by its Named Executive Officer in the financial year ended September 30, 2006 or the current financial year in view of compensating such officer in the event of the termination of employment (resignation, retirement, change of control) or in the event of a change in responsibilities following a change in control, where in respect of an executive officer the value of such compensation exceeds $100,000.

Compensation of Directors

The Company has no standard arrangement pursuant to which directors are compensated by the Company for their services in their capacity as directors other than the unissued treasury shares reserved for the grant of directors' stock options. There has been no other arrangement pursuant to which directors were compensated by the Company in their capacity as directors, or for services as experts or consultants, during the Company's financial year ended September 30, 2006 except as set out below under the heading "Interest of Informed Persons in Material Transactions - Other informed party transactions". The directors may be reimbursed for actual expenses reasonably incurred in connection with the performance of their duties as directors.

No Options and SARs were granted to non-executive directors during the most recently completed financial year.

No Options and SARs were exercised by non-executive directors during the most recently completed financial year or outstanding to non-executive directors at the end of the most recently completed financial year.

EQUITY COMPENSATION PLANS

As at the end of the most recently completed financial year, the following compensation plans of the Company were in place under which equity securities of the Company were authorized for issuance.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by securityholders	Nil	N/A	2,628,261
Equity compensation plans not approved by securityholders	N/A	N/A	N/A
Total	Nil	N/A	2,628,261

The stock option plan is a revolving plan, which reserves a maximum of 10% of the issued shares of the Company from time to time. For more particulars, see "Stock Option Plan and Incentive Stock Options" herein.

INDEBTEDNESS OF DIRECTORS AND SENIOR OFFICERS

None of the directors or executive officers of the Company has been indebted to the Company or its subsidiary during the financial year ended September 30, 2006 or the current financial year.

MANAGEMENT CONTRACTS

Management functions of the Company or any of its subsidiaries are not, to any substantial degree, performed by a person or persons other than the directors or executive officers of the Company or its subsidiary.

CORPORATE GOVERNANCE DISCLOSURE

Corporate governance relates to the activities of the Board of Directors. A summary of the responsibilities and activities and the membership of each of the Committees is set out below. National Instrument 58-201 establishes corporate governance guidelines which apply to all public companies. The Company has reviewed its own corporate governance practices in light of these guidelines. In certain cases, the Company's practices comply with the guidelines, however, the Board considers that some of the guidelines are not suitable for the Company at its current stage of development and therefore these guidelines have not been adopted. National Instrument 58-101 mandates disclosure of corporate governance practices which disclosure is set out below. The Board is committed to sound corporate governance practices in the interest of its shareholders and contribute to effective and efficient decision making. The Company will continue to review and implement corporate governance guidelines as the business of the Company progresses.

Independence of Members of Board

The Company's Board consists of five directors, a majority of whom are independent based upon the tests for independence set forth in Multilateral Instrument 52-110. Timothy Daum, Michael Shaff, James Boyce and John Brydle are independent. David Dicaire is not independent as he is the President, CEO and CFO of the Company. Michael Ross is not independent as he received compensation for providing consulting services to the Company.

Management Supervision by Board

The size of the Company is such that all the Company's operations are conducted by a small management team which is also represented on the Board. Any director may submit items for inclusion in the agenda of matters to be discussed at meeting of the Board. The Board considers that management is effectively supervised by the independent directors on an informal basis as the independent directors are actively and regularly involved in reviewing the operations of the Company and have regular and full access to management. The independent directors are able to meet at any time without any members of management including the non-independent directors being present. Further supervision is performed through the audit committee which is composed of a majority of independent directors. The independent directors exercise their responsibilities for independent oversight of management through their majority control of the Board.

Participation of Directors in Other Reporting Issuers

The participation of the directors in other reporting issuers is described in "Election of Directors" in this Information Circular.

Orientation and Continuing Education

The Board does not have a formal orientation or education program for its members. New Board members are provided with information respecting the functioning of the Board of Directors, committees and copies of the Company's corporate governance policies, access to all of the publicly filed documents of the Company and complete access to management and the Company's professional advisors.

Board members are encouraged to communicate with management and auditors, to keep themselves current with industry trends and developments and changes in legislation with the Company's assistance, to attend industry seminars and to visit the Company's operations. Board members have full access to the Company's records and legal counsel.

The Board's continuing education is typically derived from correspondence with the Company's legal counsel to remain up to date with developments in relevant corporate and securities law matters. Additionally, historically board members have been nominated who are familiar with the Company and the nature of its business.

Ethical Business Conduct

The Board believes good corporate governance is an integral component to the success of the Company and to meet responsibilities to

shareholders.

At present the Board has not adopted guidelines or stipulations or a code to encourage and promote a culture of ethical business conduct due to the size of its Board and its limited activities. The Company does promote ethical business conduct through the nomination of Board members it considers ethical.

Nomination of Directors

The Board has responsibility for identifying and assessing potential Board candidates. Recruitment of new directors has generally resulted from recommendations made by directors, management and shareholders. The Board assesses potential Board candidates to fill perceived needs on the Board for required skills, expertise, independence and other factors.

Compensation of Directors and the CEO

The independent directors are Timothy Daum, Michael Shaff, James Boyce and John Brydle. The directors decide as a Board the compensation for the Company's directors and officers. Compensation payable is determined by considering compensation paid for directors and CEOs of companies of similar size and stage of development in the software development industry and determining an appropriate compensation reflecting the need to provide incentive and compensation for the time and effort expended by the directors and senior management while taking into account the financial and other resources of the Company. In setting the compensation the performance of the CEO is reviewed in light of the Company's objectives and other factors that may have impacted the success of the Company.

Board Committees

The Company does not have any standing committees in addition to the Audit Committee.

The Board is of the view that size of the Company's operations does not warrant a larger Board of directors, and has determined that additional committees are not necessary at this stage of the Company's development.

Assessments

The Board does not consider that formal assessments would be useful at this stage of the Company's development. The Board conducts informal periodic assessments of the effectiveness of the Board and the individual directors.

AUDIT COMMITTEE

Audit Committee Charter

Mandate

The primary function of the Audit Committee (the "Committee") is to assist the Board of Directors in fulfilling its financial oversight responsibilities by reviewing the financial reports and other financial information provided by the Company to regulatory authorities and shareholders, the Company's systems of internal controls regarding finance and accounting and the Company's auditing, accounting and financial reporting processes. Consistent with this function, the Committee will encourage continuous improvement of, and should foster adherence to, the Company's policies, procedures and practices at all levels. The Committee's primary duties and responsibilities are to (i) serve as an independent and objective party to monitor the Company's financial reporting and internal control system and review the Company's financial statements; (ii) review and appraise the performance of the Company's external auditors; and (iii) provide an open avenue of communication among the Company's auditors, financial and senior management and the Board of Directors.

Composition

The Committee shall be comprised of three directors as determined by the Board of Directors, the majority of whom shall be free from any relationship that, in the opinion of the Board of Directors, would interfere with the exercise of his or her independent judgment as a member of the Committee.

At least one member of the Committee shall have accounting or related financial management expertise. All members of the Committee that are not financially literate will work towards becoming financially literate to obtain a working familiarity with basic finance and accounting practices. For the purposes of the Company's Charter, the definition of "financially literate" is the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can presumably be expected to be raised by the Company's financial statements.

The members of the Committee shall be elected by the Board of Directors at its first meeting following the annual shareholders' meeting. Unless a Chair is elected by the full Board of Directors, the members of the Committee may designate a Chair by a majority vote of the full Committee membership.

Meetings

The Committee shall meet at least twice annually, or more frequently as circumstances dictate. As part of its job to foster open communication, the Committee will meet at least annually with the Chief Financial Officer and the external auditors in separate sessions.

Responsibilities and Duties

To fulfil its responsibilities and duties, the Committee shall:

Documents/Reports Review

(a) Review and update this Charter annually.
(b) Review the Company's financial statements, MD&A and any annual and interim earnings, press releases before the Company publicly discloses this information and any reports or other financial information (including quarterly financial statements), which are submitted to any governmental body, or to the public, including any certification, report, opinion or review rendered by the external auditors.

External Auditors

(a) Review annually the performance of the external auditors who shall be ultimately accountable to the Board of Directors and the Committee as representatives of the shareholders of the Company.
(b) Obtain annually a formal written statement of external auditors setting forth all relationships between the external auditors and the Company, consistent with Independence Standards Board Standard 1.
(c) Review and discuss with the external auditors any disclosed relationships or services that may impact the objectivity and independence of the external auditors.
(d) Take or recommend that the full Board of Directors take appropriate action to oversee the independence of the external auditors.
(e) Recommend to the Board of Directors the selection and, where applicable, the replacement of the external auditors nominated annually for shareholder approval.
(f) At each meeting, consult with the external auditors, without the presence of management, about the quality of the Company's accounting principles, internal controls and the completeness and accuracy of the Company's financial statements.
(g) Review and approve the Company's hiring policies regarding partners, employees and former partners and employees of the present and former external auditors of the Company.
(h) Review with management and the external auditors the audit plan for the year-end financial statements and intended template for such statements.
(i) Review and pre-approve all audit and audit-related services and the fees and other compensation related thereto, and any non-audit services, provided by the Company's external auditors. The pre-approval requirement is waived with respect to the provision of non-audit services if:
    (i) the aggregate amount of all such non-audit services provided to the Company constitutes not more than 5% of the total amount of revenues paid by the Company to its external auditors during the fiscal year in which the non-audit services are provided;
    (ii) such services were not recognized by the Company at the time of the engagement to be non-audit services; and
    (iii) such services are promptly brought to the attention of the Committee by the Company and approved prior to the

completion of the audit by the Committee or by one or more members of the Committee who are members of the Board of Directors to whom authority to grant such approvals has been delegated by the Committee.

Provided the pre-approval of the non-audit services is presented to the Committee's first scheduled meeting following such approval such authority may be delegated by the Committee to one or more independent members of the Committee.

Financial Reporting Processes

(a) In consultation with the external auditors, review with management the integrity of the Company's financial reporting process, both internal and external.
(b) Consider the external auditor's judgments about the quality and appropriateness of the Company's accounting principles as applied in its financial reporting.
(c) Consider and approve, if appropriate, changes to the Company's auditing and accounting principles and practices as suggested by the external auditors and management.
(d) Review significant judgments made by management in the preparation of the financial statements and the view of the external auditors as to appropriateness of such judgments.
(e) Following completion of the annual audit, review separately with management and the external auditors any significant difficulties encountered during the course of the audit, including any restrictions on the scope of work or access to required information.
(f) Review any significant disagreement among management and the external auditors in connection with the preparation of the financial statements.
(g) Review with the external auditors and management the extent to which changes and improvements in financial or accounting practices have been implemented.
(h) Review any complaints or concerns about any questionable accounting, internal accounting controls or auditing matters.
(i) Review certification process.
(j) Establish a procedure for the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters.

Other

Review any related party transactions.

Composition of the Audit Committee

The following are the members of the Committee:

David Dicaire	Not independent*	Financially literate*
James Boyce	Independent*	Financially literate*
Michael Ross	Not independent*	Financially literate*

* As defined by Multilateral Instrument 52-110, *Audit Committees* ("MI 52-110").

Audit Committee Oversight

At no time since the commencement of the Company's most recently completed financial year was a recommendation of the Committee to nominate or compensate an external auditor not adopted by the Board of Directors of the Company.

Reliance on Certain Exemptions

At no time since the commencement of the Company's most recently completely financial year has the Company relied on the exemption in section 2.4 of MI 52-110 (*De Minimis Non-audit Services*), or an exemption from MI 52-110, in whole or in part, granted under Part 8 of MI 52-110.

Pre-approval Policies and Procedures

The Committee has adopted specific policies and procedures for the engagement of non-audit services as described above under the

heading "External Auditors".

External Auditor Service Fees (By Category)

The aggregate fees billed by the Company's external auditors in each of the last two fiscal years for audit fees are as follows:

Financial Year Ending	Audit Fees[1]	Audit Related Fees	Tax Fees	All Other Fees
2006	$35,000	-	-	-
2005	$26,500	-	-	-

Note [1] Year-end audit fees

Exemption

MI 52-110 exempts issuers listed on the TSX Venture Exchange (the "Exchange") from the requirements of Parts 3 (*Composition of the Audit Committee*) and 5 (*Reporting Obligations*) of the Instrument. As a result, the members of the Committee are not required to be either "independent" or "financially literate" within the meaning of the Instrument; however, the Company is required to provide on an annual basis, the disclosure regarding its Audit Committee made in this Information Circular. See the disclosure above under the heading "Composition of the Audit Committee".

APPOINTMENT OF AUDITOR

The persons named in the enclosed Instrument of Proxy intend to vote for the re-appointment of Amisano Hanson, Chartered Accountants, as the Company's auditor until the next Annual General Meeting of shareholders at a remuneration to be fixed by the Board of Directors.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Since the beginning of the Company's most recently completed financial year, no director, executive officer or insider of the Company or any proposed director of the Company or any associate or affiliate of the aforementioned persons has any material interest, direct or indirect, in any transaction or in any proposed transaction which has materially affected or would materially affect the Company or any of its subsidiaries except as set out herein and below.

Matters to be acted upon

The directors and officers of the Company have an interest in the resolution concerning the approval of the stock option plan. Otherwise, no director or senior officer of the Company or any associate of the foregoing has any substantial interest, direct or indirect, by way of beneficial ownership of shares or otherwise in the matters to be acted upon at the said Meeting, except for any interest arising from the ownership of shares of the Company where the shareholder will receive no extra or special benefit or advantage not shared on a pro rata basis by all holders of shares in the capital of the Company.

Material transactions since October 1, 2005

Other informed party transactions

During the fiscal year ended September 30, 2006, the Company entered into certain transactions with directors or former directors of the Company or companies controlled by directors or former directors of the Company as follows:

1. Management/administrative fees of $54,000 were paid or accrued to Winston Ventures Corp., a British Columbia non-reporting company wholly-owned by David Dicaire, President, CEO, CFO and a director of the Company.

2. Consulting fees of $75,000 were paid or accrued to Visionary Financials Ltd., a British Columbia non-reporting company wholly-owned by Michael Ross, a director of the Company.

3. Salaries with respect to research and development totalling $48,722 were paid or accrued to Selwyn Wan, a former Vice President of a subsidiary of the Company.

4. Salaries with respect to research and development totalling $38,250 were paid or accrued to Steve Israelson, a former Vice President of a subsidiary of the Company.

PARTICULARS OF OTHER MATTERS TO BE ACTED UPON

Stock Option Plan and Incentive Stock Options

The Exchange policies with respect to incentive stock options (the "Policies") provide that listed companies may only issue incentive stock options pursuant to the terms of a stock option plan that has been approved by the shareholders of the Company and the Exchange. At the last Annual and Special General Meeting, pursuant to the Policies, management proposed and the shareholders of the Company approved a rolling stock option plan which reserves a maximum of 10% of the issued shares of the Company from time to time for administration and grant of options under the stock option plan. The Policies require that such a rolling plan be re-approved each year by the shareholders and the Exchange.

Management of the Company believes that incentive stock options serve an important function in furnishing directors, officers, employees and consultants (collectively the "Eligible Parties") of the Company an opportunity to invest in the Company in a simple and effective manner and better aligning the interests of the Eligible Parties with those of the Company and its shareholders through ownership of shares in the Company. Accordingly, at the Meeting the shareholders will be asked to consider, and the directors, believing it to be in the best interests of the Company, recommend that the shareholders approve, the Company's proposed stock option plan (the "2007 Plan") and the allotment and reservation of sufficient common shares from treasury to provide the shares necessary for issuance upon the exercise from time to time of options granted pursuant to the 2007 Plan.

The 2007 Plan has been prepared by the Company in accordance with the policies of the Exchange and is in the form of a rolling stock option plan reserving for issuance upon the exercise of options granted pursuant to the 2007 Plan a maximum of 10% of the issued and outstanding shares of the Company at any time, less any shares required to be reserved with respect to options granted by the Company prior to the implementation of the 2007 Plan. The 2007 Plan will be administered by the Board of Directors of the Company, or a committee of three directors, if so appointed by the Board (the "Committee"). Subject to the provisions of the 2007 Plan, the Committee in its sole discretion will determine all options to be granted pursuant to the 2007 Plan, the exercise price therefore and any special terms or vesting provisions applicable thereto. The Committee will comply with all Exchange and other regulatory requirements in granting options and otherwise administering the 2007 Plan. A summary of some of the additional provisions of the 2007 Plan follows:

(i) options granted to insiders of the Company as a total in any twelve-month period shall not exceed 10% of the issued and outstanding shares of the Company;
(ii) options granted to any one person as a total in any twelve-month period shall not exceed 5% of the issued and outstanding shares of the Company;
(iii) options granted to any one Consultant to the Company as a total in any twelve-month period shall not exceed 2% of the issued and outstanding shares of the Company;
(iv) options granted to all employees, consultants and their associates engaged in investor relations activities for the Company in aggregate in any twelve-month period shall not exceed 2% of the issued and outstanding shares of the Company;
(v) options granted shall be non-assignable and not transferable and shall not have a term in excess of five years;
(vi) the exercise price of options granted shall not be less than the closing price of the Company's shares on the last trading day less any discount permitted by the Exchange, but, in any event, not less than $0.10 per share;
(vii) all options granted shall be evidenced by written option agreements; and
(viii) any amendment to reduce the exercise price of options granted to insiders of the Company shall be subject to approval of the disinterested shareholders of the Company, the majority vote of the shareholders other than the insiders of the Company.

Pursuant to the policies of the Exchange, the shares underlying any options granted will be restricted from trading for a period of four months from the date of grant of the option. A copy of the 2007 Plan will be available at the Meeting for review by interested shareholders. The directors of the Company believe the 2007 Plan is in the Company's best interests and recommend that the shareholders approve the 2007 Plan.

ADDITIONAL INFORMATION

Additional information relating to the Company is available on SEDAR at www.sedar.com.

Financial information regarding the Company and its affairs is provided in the Company's comparative financial statements and management discussion and analysis ("MD&A") for its financial year ended September 30, 2006. Shareholders may contact the Company at the address set out on the face page of this Information Circular to request copies of the Company's financial statements and MD&A.

MANAGEMENT KNOWS OF NO OTHER MATTERS TO COME BEFORE THE MEETING OF SHAREHOLDERS OTHER THAN REFERRED TO IN THE NOTICE OF MEETING. HOWEVER, IF ANY OTHER MATTERS WHICH ARE NOT KNOWN TO THE MANAGEMENT OF THE COMPANY SHALL PROPERLY COME BEFORE THE SAID MEETING, THE FORM OF PROXY GIVEN PURSUANT TO THE SOLICITATION BY MANAGEMENT OF THE COMPANY WILL BE VOTED ON SUCH MATTERS IN ACCORDANCE WITH THE BEST JUDGMENT OF THE PERSONS VOTING THE PROXY.

The contents of this Information Circular and its distribution to shareholders have been approved by the Board of Directors of the Company.

Dated at Vancouver, British Columbia, Canada, as of the 26th day of April, 2007.

BY ORDER OF THE BOARD OF DIRECTORS

TOTALLY HIP TECHNOLOGIES INC.

"David Dicaire"
DAVID DICAIRE
Chief Executive Officer and Chief Financial Officer

82-4556

Proxy

ANNUAL GENERAL MEETING OF SHAREHOLDERS OF

TOTALLY HIP TECHNOLOGIES INC. (the "Company")

TO BE HELD AT 501 – 905 WEST PENDER STREET, VANCOUVER, BRITISH COLUMBIA, V6C 1L6 ON THURSDAY, MAY 31, 2007 AT 10:30 A.M. (PACIFIC TIME)

The undersigned shareholder ("Registered Shareholder") of the Company hereby appoints David Dicaire, a Director of the Company, or failing this person, Michael Ross, a Director of the Company, or in the place of the foregoing, ______________________ as proxyholder for and on behalf of the Registered Shareholder with the power of substitution to attend, act and vote for and on behalf of the Registered Shareholder in respect of all matters that may properly come before the Meeting of the Registered Shareholders of the Company and at every adjournment thereof, to the same extent and with the same powers as if the undersigned Registered Shareholder were present at the said Meeting, or any adjournment thereof.

The Registered Shareholder hereby directs the proxyholder to vote the securities of the Company registered in the name of the Registered Shareholder as specified herein.

Resolutions (For full detail of each item, please see the enclosed Notice of Meeting and Information Circular)

		For	Against	Withhold
1.	The re-appointment of Amisano Hanson, Chartered Accountants, as auditor for the Company for the ensuing year at remuneration to be fixed by the Directors.		N/A	
2.	To determine the number of Directors at five.			N/A
3.	(a) To elect as Director, DAVID DICAIRE		N/A	
	(b) To elect as Director, MICHAEL SHAFF		N/A	
	(c) To elect as Director, JAMES BOYCE		N/A	
	(d) To elect as Director, MICHAEL ROSS		N/A	
	(e) To elect as Director, JOHN BRYDLE		N/A	
4.	To approve the proposed stock option plan for implementation by the Company.			N/A

The undersigned Registered Shareholder hereby revokes any proxy previously given to attend and vote at said Meeting.

SIGN HERE: ______________________

Please Print Name: ______________________

Date: ______________________

Number of Shares Represented by Proxy: ______________________

THIS PROXY FORM IS NOT VALID UNLESS IT IS SIGNED AND DATED.

SEE IMPORTANT INFORMATION AND INSTRUCTIONS ON REVERSE

INSTRUCTIONS FOR COMPLETION OF PROXY

1. **This Proxy is solicited by the Management of the Company.**

2. This form of proxy ("Instrument of Proxy") ***must be signed*** by you, the Registered Shareholder, or by your attorney duly authorized by you in writing, or, in the case of a corporation, by a duly authorized officer or representative of the corporation; and ***if executed by an attorney, officer, or other duly appointed representative***, the original or a notarial copy of the instrument so empowering such person, or such other documentation in support as shall be acceptable to the Chairman of the Meeting, must accompany the Instrument of Proxy.

3. ***If this Instrument of Proxy is not dated*** in the space provided, authority is hereby given by you, the Registered Shareholder, for the proxyholder to date this proxy seven (7) calendar days after the date on which it was mailed to you, the Registered Shareholder, by the Company.

4. ***A Registered Shareholder who wishes to attend the Meeting and vote on the resolutions in person***, may simply register with the scrutineers before the Meeting begins.

5. ***A Registered Shareholder who is not able to attend the Meeting in person but wishes to vote on the resolutions***, may do the following:

   (a) appoint one of the management proxyholders named on the Instrument of Proxy, by leaving the wording appointing a nominee as is (i.e. do not strike out the management proxyholders shown and do not complete the blank space provided for the appointment of an alternate proxyholder). Where no choice is specified by a Registered Shareholder with respect to a resolution set out in the Instrument of Proxy, a management appointee acting as a proxyholder will vote in favour of each matter identified on this Instrument of Proxy and for the nominees of management for directors and auditor as identified in this Instrument of Proxy;

   OR

   (b) appoint another proxyholder, who need not be a Registered Shareholder of the Company, to vote according to the Registered Shareholder's instructions, by striking out the management proxyholder names shown and inserting the name of the person you wish to represent you at the Meeting in the space provided for an alternate proxyholder. If no choice is specified, the proxyholder has discretionary authority to vote as the proxyholder sees fit.

6. ***The securities represented by this Instrument of Proxy will be voted or withheld from voting in accordance with the instructions of the Registered Shareholder on any poll*** of a resolution that may be called for and, if the Registered Shareholder specifies a choice with respect to any matter to be acted upon, the securities will be voted accordingly. Further, the securities will be voted by the appointed proxyholder with respect to any amendments or variations of any of the resolutions set out on the Instrument of Proxy or matters which may properly come before the Meeting as the proxyholder in its sole discretion sees fit.

If a Registered Shareholder has submitted an Instrument of Proxy, ***the Registered Shareholder may still attend the Meeting and may vote in person***. To do so, the Registered Shareholder must record his/her attendance with the scrutineers before the commencement of the Meeting and revoke, in writing, the prior votes.

To be represented at the Meeting, this proxy form must be received at the registered office of the Company by mail or by fax no later than forty-eight (48) hours (excluding Saturdays, Sundays and holidays) prior to the time of the Meeting, or adjournment thereof or may be accepted by the Chairman of the Meeting prior to the commencement of the Meeting. The mailing address is:

TOTALLY HIP TECHNOLOGIES INC.
501 - 905 West Pender Street
Vancouver, BC V6C 1L6
Fax: (604) 669-5886

82-4556

TOTALLY HIP TECHNOLOGIES INC.

(the "Company")

REQUEST FOR FINANCIAL STATEMENTS

National Instrument 51-102 *Continuous Disclosure Obligations* mandates that the Company send annually a request form to registered holders and beneficial owners of securities to enable such holders and owners to request a copy of the Company's annual financial statements and related MD&A and/or interim financial statements and related MD&A (collectively, the "Statements"), in accordance with the procedures set out in National Instrument 54-101 *Communication with Beneficial Owners of Securities of a Reporting Issuer.* If you wish to receive either or both of the Statements, you must complete this form and forward it to our offices.

Please note that both registered holders and beneficial owners should return the form; registered holders will not automatically receive the Statements (registered holders are those with shares registered in their name; beneficial owners have their shares registered in an agent, broker or bank's name).

COMPLETE AND RETURN THIS FORM TO:

TOTALLY HIP TECHNOLOGIES INC.
501 - 905 West Pender Street
Vancouver, British Columbia, CANADA
V6C 1L6
(CUSIP No. 89152W 10 8)

I wish to receive 2007 Interim Financial Statements and MD&A ☐

I wish to receive 2007 Annual Financial Statements and MD&A ☐

Dated: ____________________ 2007

____
Signature

Please indicate your Preferred Method of Communication (check accordingly):

E-Mail: ☐ Mail: ☐

____
Name – *Please Print*

____
Address

____
City/Prov/State Postal Code

____
Fax Number

____
E-Mail Address

82-4556

TOTALLY HIP TECHNOLOGIES INC.

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

March 31, 2007

(Unaudited)

TOTALLY HIP TECHNOLOGIES INC.

March 31, 2007

NOTICE OF NO AUDITOR REVIEW OF INTERIM FINANCIAL STATEMENTS

Under National Instrument 51-102, Part 4, subsection 4.3(3)(a), if an auditor has not performed a review of the interim financial statements, they must be accompanied by a notice indicating that the financial statements have not been reviewed by an auditor.

The accompanying unaudited interim consolidated financial statements of the Company have been prepared by management and approved by the Audit Committee and Board of Directors of the Company.

The Company's independent auditors have not performed a review of these consolidated financial statements in accordance with the standards established by the Canadian Institute of Chartered Accountants for a review of interim financial statements by an entity's auditors.

TOTALLY HIP TECHNOLOGIES INC.
CONSOLIDATED BALANCE SHEETS

ASSETS	(Unaudited) March 31, 2007	(Audited) September 30, 2006
Current		
Cash	$ 12,371	$ 17,848
GST receivable	91,989	80,456
Amounts receivable	23,611	22,347
Prepaid expenses and deposits	2,867	16,795
	130.838	137,446
Capital assets	94,189	105,689
Software technology and intellectual property rights	6	6
	$ 225,033	$ 243,141
LIABILITIES		
Current		
Accounts payable and accrued liabilities – Note 3	$ 600,700	$ 537,957
Loans payable	157,458	65,917
Due to shareholders	33,754	33,754
	791,912	637,628
SHAREHOLDERS' DEFICIENCY		
Share capital – Note 2	8,481,069	8,481,069
Contributed surplus	827,400	827,400
Deficit	(9,875,348)	(9,702,956)
	(566,879)	(394,487)
	$ 225,033	$ 243,141

Interim Reporting – Note 1

APPROVED BY THE DIRECTORS:

"Michael Ross" Director "David Dicaire" Director

SEE ACCOMPANYING NOTES

TOTALLY HIP TECHNOLOGIES INC.
INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS
for the three and six months ended March 31, 2007 and 2006
(Unaudited – Prepared by Management)

	Three months ended March 31, 2007	Three months ended March 31, 2006	Six months ended March 31, 2007	Six months ended March 31, 2006
Revenues				
Sales	$ **14,608**	$ 45,951	$ **32,042**	$ 132,660
Less: cost of goods sold	**(1,576)**	(9,471)	**(3,854)**	(12,636)
	13,032	36,480	**28,188**	120,024
Administrative Expenses				
Amortization	**5,751**	3,230	**11,501**	4,641
Corporate development	-	30,000	-	30,000
Filing fees and transfer agent	**10,234**	10,363	**11,848**	12,454
Interest and bank charges	**9,196**	3,469	**17,700**	6,779
Marketing, travel and promotion	**6,606**	4,224	**6,891**	4,834
Office and miscellaneous	**3,859**	22,104	**9,061**	26,327
Professional fees	**12,119**	26,520	**15,574**	26,990
Research and development salaries – Note 3	-	23,250	-	68,250
Rent	**6,100**	57,304	**20,607**	68,009
Salaries and consulting fees – Note 3	**53,756**	82,391	**110,236**	133,589
Telephone and internet	**937**	2,237	**1,309**	3,195
	108,558	265,092	**204,727**	385,068
Loss from operations before other items	**(95,526)**	(228,612)	**(176,539)**	(265,044)
Other items				
Miscellaneous income	-	-	-	-
Foreign exchange (loss) gain	**2,605**	(1,659)	**4,147**	6,113
Net loss for the period	**$ (92,921)**	$ (230,271)	**$ (172,392)**	$ (258,931)
Basic and diluted loss per share	**$ (0.004)**	$ (0.01)	**$ (0.01)**	$ (0.01)
Weighted average number of shares outstanding	**23,515,634**	12,860,399	**23,545,634**	12,860,399

SEE ACCOMPANYING NOTES

TOTALLY HIP TECHNOLOGIES INC.
INTERIM CONSOLIDATED STATEMENTS OF DEFICIT
for the six months ended March 31, 2007 and 2006
(Unaudited – Prepared by Management)

	2007	2006
Deficit, beginning of the period	**$ (9,702,956)**	$ (8,563,205)
Net loss for the period	**(172,392)**	(258,931)
Deficit, end of period	**$ (9,875,348)**	$ (8,822,136)

SEE ACCOMPANYING NOTES

TOTALLY HIP TECHNOLOGIES INC.
INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
for the six months ended March 31, 2007 and 2006
(Unaudited – Prepared by Management)

	Three months ended March 31, 2007	Three months ended March 31, 2006	Six months ended March 31, 2007	Six months ended March 31, 2006
Operating Activities				
Net loss for the period	$ **(92,921)**	$ (230,271)	$ **(172,392)**	$ (258,931)
Items not involving cash:				
Amortization	**5,751**	3,230	**11,501**	4,641
	(87,170)	(227,041)	**(160,891)**	(254,290)
Changes in non-cash working capital items related to operations:				
GST receivable	**(7,287)**	3,923	**(11,533)**	(14,743)
Amounts receivable	**7,543**	(2,138)	**(1,264)**	5,967)
Prepaid expenses and deposits	**700**	1,032	**13,927**	926
Accounts payable and accrued liabilities	**35,102**	(76,809)	**62,743**	(83,525)
Cash used in operating activities	**(51,112)**	(301,033)	**(97,018)**	(345,665)
Financing Activities				
Common shares issued	-	410,000	-	410,000
Subscription shares received	-	(92,250)	-	(73,000)
Loans payable	**52,751**	**83,921**	**91,541**	**106,969**
Cash provided by financing activities	**52,751**	401,671	**91,541**	443,969
Investing Activity				
Project development advance	-	(70,000)	-	(70,000)
Acquisition of capital asset	-	(35,861)	-	(37,941)
Cash used by investing activity	-	(105,861)	-	(107,941)
Increase (Decrease) in cash during the period	**1,639**	(5,223)	**(5,477)**	(9,637)
Cash (bank indebtedness), beginning of the period	**10,732**	19,778	**17,848**	24,192
Cash (bank indebtedness), end of the period	$ **12,371**	$ 14,555	$ **12,371**	$ 14,555
Supplemental disclosure of cash flow information:				
Cash paid for:				
Income taxes	$ -	$ -	$ -	$ -
Interest	$ -	$ -	$ -	$ -

SEE ACCOMPANYING NOTES

TOTALLY HIP TECHNOLOGIES INC.
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
March 31, 2007
(Unaudited – Prepared by Management)

Note 1 Interim Reporting

The unaudited interim financial statements have been prepared in accordance with Canadian generally accepted accounting principles for interim financial information. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. The unaudited interim financial statements have been prepared in accordance with the accounting principles and policies described in the Company's annual financial statements for the year ended September 30, 2006, and should be read in conjunction with those statements.

While the information presented in the accompanying interim six month consolidated financial statements is unaudited, the interim consolidated statements have been reviewed by the Company's Audit Committee, and includes all adjustments which are, in the opinion of management, necessary to present fairly the financial position, results of operations and cash flows for the interim period presented.

Note 2 Share Capital

Authorized:

100,000,000 common shares without par value
100,000 preferred shares without par value

Common shares issued:

		Number	Amount
Balance, September 30, 2004 and 2005		12,860,398	6,949,025
			-
Issued for cash:			
Pursuant to a private placement	– at $0.18	2,222,222	400,000
Pursuant to exercise of warrants	– at $0.10	10,000,000	1,000,000
Pursuant to exercise of warrants	– at $0.12	1,200,000	144,000
Less: share issue costs		-	(11,956)
Balance, September 30, 2006 March 31, 2007		26,282,620	$ 8,481,069

Note 2 Share Capital – Cont'd

Commitments:

Share Purchase Options:

A summary of the share purchase options is as follows:

	Six months ended March 31, 2007		2006	
	Number of Shares	Weighted Average Exercise Price	Number of Shares	Weighted Average Exercise Price
Options outstanding and exercisable at the beginning of period	-	-	14,489	$6,32
Expired/cancelled	-		(14,489)	
Options outstanding and exercisable at the end of period	-		-	

Share Purchase Warrants:

At March 31, 2007, 2,222,222 share purchase warrants were outstanding entitling the holders thereof the right to purchase one common share for each warrant as follows

Number of Warrants	Exercise Price	Expiry Date
2,222,222	$0.21	January 6, 2008
2,222,222		

Note 3 Related Party Transactions

The Company incurred the following transactions with a director, officers of the company and a company controlled by a director of the company:

Note 4 Related Party Transactions – (cont'd)

	Six months ended March 31, 2007	Six months ended March 31, 2006
Research and development salaries	$ -	$ 68,250
Salaries and consulting fees	57,000	37,000
	$ 57,000	$ 105,250

These transactions were measured by the exchange amount, which is the amount agreed upon by the transacting parties

At March 31, 2007, accounts payable and accrued liabilities included $93,354 (2006: $147,013) due to current and former directors and officers of the Company and a company with a common director in respect to unpaid wages and expenses incurred on behalf of the Company.

Amounts due to shareholders are unsecured, non-interest bearing and have no specific terms of repayment.

Note 5 Segmented Information

The Company's sales revenues are allocated to geographic segments as follows:

	Six months ended March 31, 2007	Six months ended March 31, 2006
USA	38.65%	60.65%
Europe	29.56%	6.46%
Canada	15.82 %	29.32%
Asia	7.53%	1.88%
South America	5.02%	1.38%
United Kingdom	3.42%	-
Australia, New Zealand	-	0.31%
	100.00%	100.00%

Note 6 Comparative Figures

Certain comparative figures for the prior year have been reclassified to conform with the financial statement presentation adopted in the current period.

TOTALLY HIP TECHNOLOGIES INC.
Form 51-102F1

MANAGEMENT DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
MARCH 31, 2007

MAY 15, 2007

For the six months ended March 31, 2007, Totally Hip Technologies Inc. ("Totally Hip" or the "Company") has prepared this management discussion following the requirements of a National Instrument 51-102 ("NI-51-102"). NI 51-102 outlines more detailed and comprehensive requirements for management discussion and analysis. This Management Discussion and Analysis of the results of operations as of May 15, 2007 provides information on the operations of Totally Hip for the three months and the six months ended March 31, 2007 and subsequent to the quarter ended and should be read in conjunction with the audited consolidated financial statements and accompanying notes for the years ended September 30, 2006, and 2005.

FORWARD LOOKING STATEMENTS

Certain information included in this discussion may constitute forward-looking statements. Forward-looking statements are based on current expectations and entail certain risks and uncertainties. The risks and uncertainties could cause or contribute to actual results that are materially different than those expressed or implied. The Company disclaims any obligation or intention to update or revise any forward-looking statement, whether as a result of new information, future events, or otherwise.

DESCRIPTION OF BUSINESS AND PRODUCTS

Totally Hip Technologies Inc. ("Totally Hip"), founded in 1995 is an award winning developer of convergent media technologies and one of the leading QuickTime developers in the world. Totally Hip's products allow users to create content with the highest levels of interactivity combined with video and other digital media integration. Totally Hip develops software, enterprise solutions and services to effectively produce and deliver convergent media solutions and to ensure its software products are compatible with and complement established media file formats, platforms, and standards.

Totally Hip currently focuses its engineering, sales and marketing resources on its present QuickTime based products. Totally Hip began developing products based on QuickTime in 1998 and is recognized as one of the leading QuickTime software developers in the world. QuickTime has risen to become a leading technology for the delivery and integration of rich media content over the Internet and one of the most popular media players. Quick Time is also used for Apple's popular iPod portable music player. Totally Hip's principal products focus on allowing Totally Hip's customers to create compelling and interactive content that deliver a quality viewing experience that improve brand awareness, message comprehension, web site retention and recall by their viewers.

The current target market of Totally Hip's products is primarily the content creation, production and delivery segment of the interactive video and digital media integration markets. The majority of the current customer base can be categorized into three distinct groups comprising professional multimedia developers, communications and production companies and educators and educational institutions and developers. The largest segment of the client base is located in North America, with the second largest customer group situated in Europe. Service based clients are mainly looking to implement major media integration or interactive QuickTime delivery solutions and tend to not have in-house capability or availability of expert, qualified or trained staff.

Totally Hip generates awareness and demand for its products through its websites, developer network, community discussion lists, public relations activities, email notifications or offers, press articles and reviews.

Totally Hip continues to mainly sell its products direct to customers with limited marketing and sales resources. Totally Hip also sells its software products through other specialty resellers.

LiveStage Professional gives users the combination of an industrial strength media integration and authoring tool at an affordable price including the added VR editor and MindAvenue Axel 3D support, a completely new support site and features to greatly improve workflow, productivity and learning time.

LiveStage Professional also uncovers a whole set of QTVR features rarely accessible before. Supporting 360° panoramic, cubic or object movies, it allows users to quickly and easily create interactive QTVR presentations. LiveStage also introduced FastTracks that allow users to simply add a map, compass and directional sound to a QTVR without any scripting via a new scriptless VR editor that is easy and fast to learn.

LiveStage Professional also includes support for MindAvenue's Axel. Axel is the award winning 3D software for publishing interactive 3D content for the web. Users can combine the benefits of two great tools to create some truly amazing interactive 3D content.

LiveStage Professional's user interface emphasizes working in a distinctly visual environment for greater productivity. It includes dozens of productivity features that allows experienced developers to work faster and more efficiently, and new users to create powerful content quickly. The latest release fully supports all of the new features in QuickTime. The Company continues to strive towards developing new and enhanced products.

Rich Media Design and Development

During the year ended the Company delivered its rich media applications and services under the brand name iROC™.

iROC™ -- interactive, rich, overt, communications -- teams Totally Hip's technical resources with advertising, development and publishing people in the creation of distinct, inspiring on-line products.

iROC™ combines Totally Hip's award-winning proprietary software with recent custom enhancements created for project-specific rich media solutions to create and fulfill client's interactive requirements. By producing and deploying rich media experiences that seamlessly integrate images, animation, video, audio and virtual tours all with interactive features, advertisers can create an immersive on-line customer experience for their clients.

The rich media revolution is discarding flat, boring websites and empowering businesses to engage their clients and customers as they deploy rich media sites with immersive on-line content that inspires and illustrates for users. iROC™'s interactive rich media integrates images, video, virtual tours, animation, audio and interactive features to give on-line interaction life, to excite, to engage and ignite interest.

With iROC™, Totally Hip continues to build on its proven technology and record of supplying leading-edge interactive technology products and solutions to maximize the efficiency and effectiveness of rich media campaigns.

Livestage Professional Software

During fiscal 2006, Totally Hip Technologies Inc. released LiveStage Professional 4.6.5, an enhanced version of its award-winning LiveStage Professional software for producing cutting-edge technology in the development and delivery of compelling interactive QuickTime content. There are dozens of new upgrades that improve workflow and ease, and also two new major authoring features in the latest release -- the ability to author for Totally Hip's audiovisual component and the ability to author for Totally Hip's QScript extension essentials (QSXE Version 3) QuickTime component.

The audiovisual authoring component is the first of its kind providing fully customizable visualization of audio data for real-time analysis. Originally developed for Cornell University's laboratory of ornithology by Totally Hip's award-winning programmers, the audiovisual component is currently being used within Cornell's animal behaviour archive, the largest archive of animal sounds in the world.

The QScript extension essentials (QSXE Version 3) QuickTime authoring component modifications allow a new level of control and interactivity to virtual reality (VR) rich media presentations.

TOTALLY HIP TECHNOLOGIES INC.
Form 51-102F1

MANAGEMENT DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
MARCH 31, 2007

Professional interactive media developers throughout the world have acknowledged LiveStage Professional as the most functional, powerful and cost-effective software application for converging more than 200 different media formats, including DVD-quality video and audio to create powerful and engaging rich media presentations.

LiveSlideShow 3

On August 31, 2004, Totally Hip Technologies Inc. announced the release of LiveSlideShow 3 for both Windows and Macintosh computers.

LiveSlideShow is one of the easiest to use slide show creation applications available on the market today. LiveSlideShow 3 has a host of powerful new features to enable customers to easily transform their digital photos into dazzling and professional looking presentations and to create effective multimedia learning products.

LiveSlideShow 3 is an easy to use product that allows customers to simply add professional transitions and dazzling effects such as music, captions and media skins to bring their digital pictures to life. LiveSlideShow 3 includes some compelling new features such as a timeline for ordering photos and multiple soundtracks. Customers can add their own voiceovers, sound effects, sound tracks and interactive elements to create the ideal presentation. With LiveSlideShow 3's background music tracks, slideshows are now a powerful presentation tool perfect for deployment on the Web, CD-ROM, or via email. Scrolling captions can easily be added to any digital picture as an added touch. LiveSlideShow includes a media skins feature that allows customers to present their slideshows inside uniquely shaped themed players.

LiveSlideShow 3 works with most of the popular digital cameras available on the market today. Because LiveSlideShow 3 utilizes the industry leading QuickTime multimedia technology from Apple Computer, it supports more digital image and sound formats than any other similar product available to consumers today on both the Macintosh and Windows platforms.

Development of "Triple Play"

During fiscal 2006, the Company had incurred and expensed $60,000 for research and development of the "Triple Play" and wireless communications. "Triple Play" is a marketing term for the provisioning of Phone, Internet and TV services over a single broadband connection. The consumer demand for a triple play converged network is growing exponentially driven by the migration to VoIP and HDTV services as well as the mass market penetration of everything Digital.

The Company has identified a number of business opportunities including provisioning the triple play for business and/or residential multi unit dwellings with an alternative source of communication services where property manager and/or real estate developers can profit share in the services being sold to their occupants.

MANAGEMENT DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
MARCH 31, 2007

OTHER PRODUCTS

Development on other products has been limited to minor upgrades to support new operating systems and versions of Quick Time due to limited development, marketing and sales capacity and budgets.

SELECTED FINANCIAL DATA

The following table presents selected financial information for the six months ended March 31, 2007 and 2006 and the last three audited fiscal years ended September 30, 2006, 2005 and 2004:

	Six Months ended March 31, 2007 $	Six Months ended March 31, 2006 $	2006 $	2005 $	2004 $
OPERATIONS:					
Revenues	28,188	120,024	231,996	289,801	257,648
Net Loss	(172,392)	(258,931)	(1,139,751)	(414,814)	(524,108)
Basic and diluted loss per share	(0.01)	(0.01)	(0.07)	(0.03)	(0.08)
BALANCE SHEET:					
Working capital (deficiency)	(661,074)	(758,543)	(500,182)	(733,312)	(398,383)
Total assets	225,033	186,493	243,141	84,980	96,597

For the six months ended March 31, 2007 gross revenue was $32,042 compared to $132,660 for the same period in 2006 (75.85% decrease). For the six months ended March 31, 2007 revenues (net of packaged software) was $28,188 compared to $120,024 in 2006 (76.51% decrease). These variations in revenue are due to a number of factors some of which are not under the control of the Company and the amount of variation can not be directly attributable thus it would be misleading to attempt to define. Revenue in the Company's business/market varies due to conditions such as timing of current releases, promotion of QuickTime by Apple and the Company, new releases of QuickTime, delays in Apple's approval of Totally Hip's custom QuickTime component, cash flow constraints and employee absence. In addition the Company is exposed to a fluctuation in currency exchange, mostly U.S. dollars. Approximately 84% of the Company's total sales are sales in foreign currencies. During the period ended the average annual exchange rate for U.S. dollar posted by the Bank of Canada was approximately 1% higher than the average annual exchange rate for the same period in 2006. Company sales figures presented in Canadian dollars were affected accordingly.

The Company's net loss for the six months ended March 31, 2007 was $172,392 compared to the loss of $258,931 for the six months ended March 31, 2006. The net loss for the period ended was marginally affected by a gain on foreign exchange of $4,147.

RESULTS OF OPERATIONS

For the three months ended March 31, 2007.

During the three months ended March 31, 2007, Net sales/gross profit before expenses were $13,032 or 89.21% of gross sales compared to a gross profit of $36,480 or 79.39% for the comparable period in 2006.

TOTALLY HIP TECHNOLOGIES INC.
Form 51-102F1

MANAGEMENT DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
MARCH 31, 2007

On an overall basis the net loss for the three months ending March 31, 2007 is $92,921 (59.65% decrease) compared to a net loss of $230,271 for the same period in the previous year resulting in a net loss of $ 0.004 per share for the current quarter compared to a loss of $0.01 per share for the same quarter in 2006. The increase in the net loss for the three months ended March 31, 2007 was affected by a decrease in revenue of $23,448 and a decrease in foreign exchange of $4,264

Administrative expenses for the three months ending March 31, 2007 were $108,558, compared to $265,092 in the previous year. Major expense decreases occurred in corporate development ($30,000); research and development cost ($23,250); rent ($51,204); office and miscellaneous ($18,245);salaries and consulting fees ($28,635) and professional fees ($14,131) which were offset by increases in non-cash amortization cost ($2,521) due to additional office equipment and a motor vehicle purchased during fiscal 2006, interest and bank charges ($5,727) due to under provisions in fiscal 2006, and marketing, travel and promotion ($2,382) with the balance of the decrease ($1,699) spread over the remainder of the expenses.

The geographical distribution of sales revenues for the three months ended March 31, 2007 is Canada 40%, USA 27%, Europe 20%, South America 9% and United Kingdom 4%.

Totally Hip continues to look at avenues of increasing sales and diversifying into more services revenue.

During the six months ended March 31, 2007, Net sales/gross profit before expenses were $28,188 or 87.9% of gross sales compared to a gross profit of $120,188 or 90.5% for the comparable period in 2005.

On an overall basis the net loss for the six months ending March 31, 2007 is $172,392 (33.42% decrease) compared to a net loss of $258,931 for the same period in the previous year resulting in a net loss of $ 0.01per share for the current period compared to a loss of $0.01 per share for the same period in 2005. The decrease in the net loss for the six months ended March 31, 2007 was affected by a decrease in revenue of $91,836 and a decrease in foreign exchange of $1,966.

Administrative expenses for the six months ending March 31, 2007 were $204,727, compared to $385,068 in the previous year. Major expense decreases occurred in research and development cost ($68,250), rent ($47,402), corporate development costs ($30,000), salaries and consulting fees ($23,353), office and miscellaneous ($17,266), professional fees ($11,416) which were due to the re-organization and restructuring of the Company during fiscal 2006. These decreases were offset by increases in non-cash amortization of $6,860 due to additional office equipment and a motor vehicle purchased during fiscal 2006, interest and bank charges ($10,921) due to under provisions in fiscal 2006, with the balance of the decrease ($435) spread over the remainder of the expenses.

The geographical distribution of sales revenues for the six months ended March 31, 2007 is USA 39%, Europe 30%, Canada 16%, Asia 7%, South America 5% and United Kingdom 3%.

Totally Hip continues to look at avenues of increasing sales and diversifying into more services revenue.

Totally Hip continues to work on achieving a positive cash flow and streamlining operations to reduce expenditures during fiscal 2007.

TOTALLY HIP TECHNOLOGIES INC.
Form 51-102F1

MANAGEMENT DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
MARCH 31, 2007

For the year ended September 30, 2006.

During the year ended September 30, 2006, Net sales/gross profit before expenses were $231,996 as compared to $289,801 for the comparable period in 2005.

On an overall basis the net loss for the 2006 fiscal year is $1,139,751 comparable to a net loss of $414,814 for the year 2005 resulting in a net loss of $0.07 per share (2005: $0.03). The 2006 net loss was affected by a marginal loss on foreign exchange of $1,751.

Administrative expenses for the year ended September 30, 2006 were $1,369,996 compared to $689,425 in the previous year. Major expense increases occurred in research and development cost ($278,304), salaries and consulting fees ($252,242), office and miscellaneous expenses ($15,806), rent ($49,332) due mainly to cancellation of a long term lease resulting from office relocation and corporate development cost ($30,000) due to corporate development changes, marketing, travel and promotion ($33,440) due to promoting new products, professional fees ($84,828) due to corporate reorganization and development, filing fees and transfer agent fees ($7,077), interest and bank charges ($8,016) and amortization costs increased by $8,246 due to additional office equipment and a motor vehicle purchased during the year, which were offset by decreases in research and development salaries ($87,630) due to staff reorganization during the period with the balance of the increase ($910) spread over the remainder of the expenses.

Gross profit from sales for the year ended September 30, 2006 was $231,996 or 92.13% of gross sales compared to a gross profit from sales of $289,801 or 87.93% in 2005. Cost of goods sold does not include labor costs to generate sales, service or training revenue.

Gross sales were adversely impacted by about 7 % overall compared to the same period in 2005 due to the exchange rate between the Canadian and US dollar as the majority of sales were in US dollars.

The geographical distribution of sales revenues for the year ended September 30, 2006 is USA 51%, Canada 41%, Europe 6%, Australia 1%, Asia, Africa, and South America 1%.

SUMMARY OF QUARTERLY RESULTS

The following table presents unaudited selected financial information for each of the last eight quarters:

	Years ended September 30,							
	2007		2006				2005	
	Q1	Q2	Q1	Q2	Q3	Q4	Q3	Q4
	$	$	$	$	$	$	$	$
Revenue	17,434	14,608	86,709	45,951	94,192	24,666	70,725	124,436
Net income (loss)	(79,471)	(92,921)	(28,660)	(230,271)	(620,771)	(260,049)	(156,429)	(120,432)
Basic/diluted loss per share	(0.004)	(0.004)	(0.01)	(0.01)	(0.01)	(0.01)	(0.01)	(0.01)

MANAGEMENT DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
MARCH 31, 2007

SHARE CAPITAL

Authorized: 100,000,000 common shares without par value
100,000 preferred shares without par value

Common shares issued:

		Number	Amount
Balance, September 30, 2004 and 2005		12,860,398	6,949,025
			-
Issued for cash:			
Pursuant to a private placement	– at $0.18	2,222,222	400,000
Pursuant to exercise of warrants	– at $0.10	10,000,000	1,000,000
Pursuant to exercise of warrants	– at $0.12	1,200,000	144,000
Less: share issue costs		-	(11,956)
Balance, September 30, 2006 and March 31, 2007		26,282,620	$ 8,481,069

Private Placement:

On March 1, 2007, the Company decided not to proceed with the $300,000 private placement of its securities consisting of the sale of up to 1,000,000 units at $0.30 per unit, as previously announced in December 2006.

Escrow:

As at March 31, 2007, there were no shares held in escrow.

Commitments:

Share Purchase Options

Share purchase options have been granted to directors, officers and employees of the Company. The options were granted with an exercise price equal to the market price of the Company's shares on the date of the grants and fully vest when granted.

SHARE CAPITAL – CONT'D

A summary of the share purchase options is as follows:

	Six months ended March 31, 2007		2006	
	Number of Shares	Weighted Average Exercise Price	Number of Shares	Weighted Average Exercise Price
Options outstanding and exercisable at the beginning of period	-	-	14,489	$6,32
Expired/cancelled	-		(14,489)	
Options outstanding and exercisable at the end of period	-		-	

Share Purchase Warrants

At March 31, 2007, 2,222,222 share purchase warrants were outstanding entitling the holders thereof the right to purchase one common share for each warrant as follows

Number of Warrants	Exercise Price	Expiry Date
2,222,222	$0.21	January 06, 2008
2,222,222		

RELATED PARTY TRANSACTIONS

The Company incurred the following transactions with a director, officers of the company and a company controlled by a director of the company:

	Six months ended March 31, 2007	2006
Research and development salaries	$ -	$ 68,250
Consulting fees	57,000	37,000
	$ 57,000	$ 105,250

These transactions were measured by the exchange amount, which is the amount agreed upon by the transacting parties

At March 31, 2007, accounts payable and accrued liabilities included $93,354 (2006: $147,013) due to current and former directors and officers of the Company and a company with a common director in respect to unpaid wages, fees and expenses incurred on behalf of the Company.

Amounts due to shareholders are unsecured, non-interest bearing and have no specific terms of repayment.

TOTALLY HIP TECHNOLOGIES INC.
Form 51-102F1

MANAGEMENT DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
MARCH 31, 2007

LIQUIDITY AND SOLVENCY

At March 31, 2007, the Company held cash on hand of $12,371 (2006: $14,555) and liabilities totalled $791,912 (2006: $822,204).

Totally Hip expenses its research and technology development. Accordingly Totally Hip's total assets are $225,033 as of March 31, 2007, compared to $186,493 as of March 31, 2006, which increased by $38,540 due to increases in GST recoverable and amounts receivable of $69,994 and approximately $41,363 in capital assets with corresponding decreases in provisional development costs of $70,000 and a decrease in cash of $2,184.

Totally Hip's liabilities at March 31, 2007 comprised of accounts payable and accrued liabilities totalling $600,700, (2006: $519,946), loans payable of $157,458 (2006: $268,504), and amounts due to shareholders of $33,754 (2006: $33,754).

Totally Hip's ability to continue as a going concern is dependent upon its ability to generate profitable operations, sell technology assets and/or to obtain additional financing to meet its obligations and repay liabilities arising from normal business operations when they come due.

During the six months ended March 31, 2007, Totally Hip has not issued any stock options. Totally Hip intends to implement a stock option plan as an incentive to employees and contractors.

During the year ended September 30, 2006, Totally Hip closed a $400,000 private placement of its securities consisting of the sale of up to 2,222,222 units at $0.18 per unit, each unit consisting of one common share and one one-year non-transferable share purchase warrant with each such share purchase warrant entitling the holder to purchase one additional common share of the Company at an exercise price of $0.21 per share for a period of two years.

OUTSTANDING SHARE DATA

As at May 15, 2007 the Company had authorized share capital as follows:
100,000,000 common shares without par value
100,000 preferred shares without par value

Shares outstanding as at May 15, 2007 totalled 26,282,620 shares. There were 2,222,222 warrants outstanding and nil stock options outstanding.

MANAGEMENT CHANGES

None.

FINANCIAL INSTRUMENTS

The Company's financial instruments consist of cash, accounts receivable, and accounts payable and accrued liabilities, due to shareholders and obligations under capital leases. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial statements. The fair value of these financial instruments approximates their carrying values.

a) The Company provides credit to its clients in the normal course of operations. It carries out, on a continuing

basis, credit checks on its clients and maintains provisions for contingent credit losses. For other debts, the Company estimates, on a continuing basis, the probable losses, and provides a provision for losses based on the estimated realized value.

b) The Company is exposed to fluctuations in foreign currency through its sales to United States customers. The Company monitors this exposure, but had no hedge position at September 30, 2006 or September 30, 2005.

RISK AND UNCERTAINTIES

The Company competes with other software companies, some of which have greater financial resources and technical facilities. The Company is focused on expanding its business through the development and marketing of new products such as the LiveStage professional products. Future results will depend on the ability to successfully complete these product offerings and the resulting adoption rate of customers to implement these products into their systems.

Additional risks and uncertainties that pertain to the growth of the Company are:

Product Development and technological Change

The software industry is characterized by rapid technological change, competition and many new product introductions. The ability of the Company to continue to achieve market success and maintain its competitive advantage will depend on its capability to maintain a competent R & D staff that is current with all technological advances as it pertains to evolving computer hardware, software platforms and operating environments.

Foreign Exchange Exposure

The largest segment of the Company's client base is located in North America with 51% of revenues been generated in the United States while corresponding expenses are incurred in Canadian dollars. This means the Company is exposed to exchange rate fluctuations between the Canadian and US dollar. To date, the Company has not engaged in hedging currency risk in the commodity markets.

DISCLOSURE CONTROLS AND PROCEDURES

Disclosure controls and procedures have been designed to ensure that information required to be disclosed by the Company is accumulated and communicated to the Company's management as appropriate to allow timely decisions regarding required disclosure. The Company's Chief Executive Officer and Chief Financial Officer have concluded, based on their evaluation as of the end of the period covered by the interim filings as at March 31, 2007, that the Company's disclosure controls and procedures as of the end of such period are effective to provide reasonable assurance that material information related to the Company, is made known to them by others within those entities. It should be noted that while the Company's Chief Executive Officer and Chief Financial Officer believe that the Company's disclosure and controls and procedures provide a reasonable level of assurance that they are effective, they do not expect that the disclosure controls and procedures will prevent all errors and fraud. A control system, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.

INTERNAL CONTROLS OVER FINANCIAL REPORTING

TOTALLY HIP TECHNOLOGIES INC.
Form 51-102F1

MANAGEMENT DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
MARCH 31, 2007

The Chief Executive Officer and the Chief Financial Officer of the Company are responsible for designing a system of internal controls over financial reporting, or causing them to be designed under their supervision, in order to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external reporting purposes in accordance with Canadian generally accepted accounting principles. We have designed and implemented a system of internal controls over financial reporting which we believe is effective for a company of our size. During the review of the design of the Company's control system over financial reporting it was noted that due to the limited number of staff, there is an inherent weakness in the system of internal controls due to our inability to achieve appropriate segregation of duties. The limited number of staff may also result in identifying weaknesses with respect to accounting for complex and non-routine transactions due to a lack of technical resources, and a lack of controls governing our computer systems and applications within the Company. While management of the Company has put in place certain procedures to mitigate the risk of a material misstatement in the Company's financial reporting, it is not possible to provide absolute assurance that this risk can be eliminated.

OUTLOOK

Over the past few years, Totally Hip has attempted to broaden its footprint in the Rich Media marketplace. Through our efforts, and the arrival of "The Web 2.0" (a generic term used to describe the new, more rich media intensive and interactive Internet), Graphic artists, Rich Media designers along with the advent of social networking sites (YOUTUBE and MYSPACE) have helped guide a larger customer base to Totally Hip's core product, LiveStage Professional. In this light and in a view to stick with our strengths, Totally Hip will continue to develop LiveStage and increase marketing efforts. We believe that a re-concentration to LiveStage will continue to provide reliable revenue streams and, as it has done in the past, spawn highly lucrative custom rich media projects

Totally Hip will continue to research and develop the business opportunity known as "triple play". "Triple Play" is a marketing term for the delivery of an integrated package of Phone, Internet and TV services over a single broadband connection and advanced IP technology. Consumers, therefore receive a feature rich service with only one bill from one company. Totally Hips' approach to the Triple Play focuses on a combined business model rather than on solving technical issues or a common standard.

The consumer demand for a Triple Play converged network is growing exponentially driven by the migration to VoIP and HDTV services as well as the mass market penetration of everything Digital.

As the market continues to evolve, Totally Hip plans to offer an even more robust combination of services in an effort to ward off competition and grow revenue. In particular, consumer demands are increasing for content and interactive applications, such as Rich Media videoconferencing and gaming. The combination of technologies the solution provides is an ideal infrastructure for the evolution of new media service delivery capabilities.

Totally Hip is reviewing the viability of integrating its current products, services or other technology based applications in connection with the "triple play" investigation.

SUBSEQUENT EVENTS - None

82-4556

RECEIVED

2007 JUN 27 A 11:09

OFFICE OF INTERNATIONAL CORPORATE FINANCE

TOTALLY HIP TECHNOLOGIES INC.

FORM 52-109F2
CERTIFICATION OF INTERIM FILINGS

I, David Dicaire, President and Chief Executive Officer for **Totally Hip Technologies Inc.,** certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of **Totally Hip Technologies Inc.**, (the issuer) for the interim period ending **March 31, 2007**;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

   (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

5. I have caused the issuer to disclose in the interim MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: May 30, 2007

"David Dicaire"
David Dicaire
President & CEO

82-4556

RECEIVED

2007 JUN 27 A 11:00

OFFICE OF INTERNATIONAL CORPORATE FINANCE

TOTALLY HIP TECHNOLOGIES INC.

FORM 52-109F2
CERTIFICATION OF INTERIM FILINGS

I, David Dicaire, Chief Financial Officer for **Totally Hip Technologies Inc.**, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of **Totally Hip Technologies Inc.**, (the issuer) for the interim period ending **March 31, 2007**;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

   (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

5. I have caused the issuer to disclose in the interim MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: May 30, 2007

"David Dicaire"
David Dicaire
Chief Financial Officer

82-4556

totally hip

News Release
June 4, 2007

DIRECTORS ELECTED AT AGM

Vancouver, B.C. – June 4, 2007 – Totally Hip Technologies Inc. **(TSX-V:THP)** is pleased to announce that at its Annual General Meeting of shareholders held on May 31, 2007, Messrs David Dicaire, Michael Ross, James Boyce, Michael Shaff and John Brydle were re-elected as directors of the Company. Mr. Dicaire is the President and Chairman of the Board of Directors of the Company.

For further information on investor or corporate matters contact 604-685-6525 or email investor@totallyhip.com.

Totally Hip Technologies Inc.

Per: "David Dicaire"
David Dicaire, CEO & President

Symbol: THP-TSX Venture Exchange
12g3-2(b): 82-4556
Email: investor@totallyhip.com
www.totallyhip.com Tel: 604.685.6525

FORM 51-102F3

MATERIAL CHANGE REPORT
UNDER SECTION 7(1)(a) OF NATIONAL INSTRUMENT 51-102

Item 1. **Reporting Issuer**

Totally Hip Technologies Inc. (the "Issuer")
501 – 905 West Pender Street
Vancouver, BC V6C 1L6

Item 2. **Date of Material Change**

June 4, 2007

Item 3. **News Release**

News Release dated June 4, 2007 and disseminated to Stockwatch Magazine, British Columbia Securities Commission, Alberta Securities Commission and Market News Publishing.

Place of Issuance: Vancouver, British Columbia.

Item 4. **Summary of Material Change**

The Issuer announces that at its Annual General Meeting of shareholders held on May 31, 2007, Messrs David Dicaire, Michael Ross, James Boyce, Michael Shaff and John Brydle were elected as directors of the Issuer.

Item 5. **Full Description of Material Change**

The Issuer is pleased to announce that at its Annual General Meeting of shareholders held on May 31, 2007, Messrs David Dicaire, Michael Ross, James Boyce, Michael Shaff and John Brydle were elected as directors of the Issuer. Mr. Dicaire is the President and Chairman of the Board of Directors of the Issuer.

Item 6. **Reliance on Section 7(2) of the National Instrument 51-102**

The Issuer is not relying on Section 7(2) of the National Instrument 51-102.

Item 7. **Omitted Information**

There is no omitted information.

Item 8. **Senior Officers**

David Dicaire, President – (604) 638-8180.

Item 9. **Statement of Senior Officer**

The foregoing accurately discloses the material change referred to herein.

DATED at the City of Vancouver, in the Province of British Columbia, as of the 12th day of June, 2007.

"David Dicaire"
David Dicaire, President

82-4556

Incorporation No. C0581802

BUSINESS CORPORATIONS ACT

ARTICLES
OF
TOTALLY HIP TECHNOLOGIES INC.
(the "Company")

Incorporation No. C0581802

BUSINESS CORPORATIONS ACT

ARTICLES
OF
TOTALLY HIP TECHNOLOGIES INC.
(the "Company")

PART 1– INTERPRETATION

1.1 Definitions

Without limiting Article 1.2, in these Articles, unless the context requires otherwise:

"adjourned meeting" means the meeting to which a meeting is adjourned under Article 8.7 or 8.11;

"board" and **"directors"** mean the directors or sole director of the Company for the time being;

"Business Corporations Act" means the *Business Corporations Act*, S.B.C. 2002, c.57, and includes its regulations;

"Interpretation Act" means the *Interpretation Act*, R.S.B.C. 1996, c. 238;

"trustee", in relation to a shareholder, means the personal or other legal representative of the shareholder, and includes a trustee in bankruptcy of the shareholder.

1.2 Business Corporations Act definitions apply

The definitions in the *Business Corporations Act* apply to these Articles.

1.3 Interpretation Act applies

The *Interpretation Act* applies to the interpretation of these Articles as if these Articles were an enactment.

1.4 Conflict in definitions

If there is a conflict between a definition in the *Business Corporations Act* and a definition or rule in the *Interpretation Act* relating to a term used in these Articles, the definition in the *Business Corporations Act* will prevail in relation to the use of the term in these Articles.

1.5 Conflict between Articles and legislation

If there is a conflict between these Articles and the *Business Corporations Act*, the *Business Corporations Act* will prevail.

PART 2 – SHARES AND SHARE CERTIFICATES

2.1 Form of share certificate

Each share certificate issued by the Company must comply with, and be signed as required by, the *Business Corporations Act*.

2.2 Right to share certificate

Each shareholder is entitled, without charge, to one certificate and/or written acknowledgment of ownership representing the share or shares of each class or series of shares held by the shareholder.

2.3 Sending of share certificate

Any share certificate to which a shareholder is entitled may be sent to the shareholder by mail and neither the Company nor any agent is liable for any loss to the shareholder because the certificate sent is lost in the mail or stolen.

2.4 Replacement of worn out or defaced certificate

If the directors are satisfied that a share certificate is worn out or defaced, they must, on production to them of the certificate and on such other terms, if any, as they think fit,

(a) order the certificate to be cancelled, and

(b) issue a replacement share certificate.

2.5 Replacement of lost, stolen or destroyed certificate

If a share certificate is lost, stolen or destroyed, a replacement share certificate must be issued to the person entitled to that certificate if the directors receive

(a) proof satisfactory to them that the certificate is lost, stolen or destroyed, and

(b) any indemnity the directors consider adequate.

2.6 Splitting share certificates

If a shareholder surrenders a share certificate to the Company with a written request that the Company issue in the shareholder's name 2 or more certificates, each representing a specified number of shares and in the aggregate representing the same number of shares as the certificate, so surrendered, the Company must cancel the surrendered certificate and issue replacement share certificates in accordance with that request.

PART 3 – ISSUE OF SHARES

3.1 Directors authorized to issue shares

The directors may, subject to the rights of the holders of the issued shares of the Company, issue, allot, sell, grant options on or otherwise dispose of the unissued shares, and issued shares held by the Company, at the times, to the persons, including directors, in the manner, on the terms and conditions and for the issue prices that the directors, in their absolute discretion, may determine.

3.2 Company need not recognize unregistered interests

Except as required by law or these Articles, the Company need not recognize or provide for any person's interests in or rights to a share unless that person is the shareholder of the share.

PART 4 – SHARE TRANSFERS

4.1 Recording or registering transfer

A transfer of a share of the Company must not be recorded or registered

(a) unless a duly signed instrument of transfer in respect of the share has been received by the Company and the certificate representing the share to be transferred has been surrendered and cancelled, or

(b) if no certificate has been issued by the Company in respect of the share, unless a duly signed instrument of transfer in respect of the share has been received by the Company.

4.2 Form of instrument of transfer

The instrument of transfer in respect of any share of the Company must be either in the form, if any, on the back of the Company's share certificates or in any other form that may be approved by the directors from time to time.

4.3 Signing of instrument of transfer

If a shareholder, or his or her duty authorized attorney, signs an instrument of transfer in respect of shares registered in the name of the shareholder, the signed instrument of transfer constitutes a complete and sufficient authority to the Company and its directors, officers and agents to register the number of shares specified in the instrument of transfer, or, if no number is specified, all the shares represented by share certificates deposited with the instrument of transfer,

(a) in the name of the person named as transferee in that instrument of transfer, or

(b) if no person is named as transferee in that instrument of transfer, in the name of the person on whose behalf the share certificate is deposited for the purpose of having the transfer registered.

4.4 Enquiry as to title not required

Neither the Company nor any director, officer or agent of the Company is bound to inquire into the title of the person named in the instrument of transfer as transferee or, if no person is named as transferee in the instrument of transfer, of the person on whose behalf the instrument is deposited for the purpose of having the transfer registered or is liable for any claim related to registering the transfer by the shareholder or by any intermediate owner or holder of the shares, of any interest in the shares, of any share certificate representing such shares or of any written acknowledgment of a right to obtain a share certificate for such shares .

4.5 Transfer fee

There must be paid to the Company, in relation to the registration of any transfer, the amount determined by the directors.

PART 5 – ACQUISITION OF SHARES

5.1 Company authorized to purchase shares

Subject to the special rights and restrictions attached to any class or series of shares and to the *Business Corporations Act*, the Company may, if it is authorized to do so by the directors, purchase, redeem or otherwise acquire any of its shares at the price and upon the terms specified in such resolution.

5.2 Company authorized to accept surrender of shares

The Company may, if it is authorized to do so by the directors, accept a surrender of any of its shares by way of gift or for cancellation.

5.3 Company authorized to convert fractional shares into whole shares

The Company may, if it is authorized to do so by the directors, convert any of its fractional shares into whole shares in accordance with, and subject to the limitations contained in, the *Business Corporations Act.*

PART 6 – BORROWING POWERS

6.1 Powers of directors

The directors may from time to time on behalf of the Company

(a) borrow money in the manner and amount, on the security, from the sources and on the terms and conditions that they consider appropriate,

(b) issue bonds, debentures and other debt obligations either outright or as security for any liability or obligation of the Company or any other;

(c) guarantee the repayment of money by any other person or the performance of any obligation of any other person, and

(d) mortgage or charge, whether by way of specific or floating charge, or give other security on the whole or any part of the present and future undertaking of the Company.

PART 7 – ALTERATIONS

7.1 Alteration of authorized share structure

Subject to Article 7.2 and the *Business Corporations Act*, the Company may:

(1) by directors' resolution or by ordinary resolution, in each case as determined by the directors:

(a) create one or more classes or series of shares or, if none of the shares of a class or series of shares are allotted or issued, eliminate that class or series of shares;

(b) increase, reduce or eliminate the maximum number of shares that the Company is authorized to issue of any class or series of shares or establish a maximum number of shares that the Company is authorized to issue out of any class or series of shares for which no maximum is established;

(c) subdivide or consolidate all or any of its unissued, or fully paid issued, shares;

(d) if the Company is authorized to issue shares of a class of shares with par value:

(i) decrease the par value of those shares; or

(ii) if none of the shares of that class of shares are allotted or issued, increase the par value of those shares;

(e) change all or any of its issued shares with par value into shares without par value or any of its unissued shares without par value into shares with par value or change all or any of its fully paid issued shares with par value into shares without par value; or

(f) alter the identifying name of any of its shares; and

(2) by ordinary resolution otherwise alter its shares or authorized share structure.

7.2 Special rights and restrictions

Subject to the *Business Corporations Act*, the Company may:

(1) by directors' resolution or ordinary resolution, in each case as determined by the directors, create special rights or restrictions for and attach those special rights or restrictions to, the shares of any special class or series of shares, if none of those

shares have been issued; or vary or delete any special rights or restrictions attached to the shares of any class or series of shares, if none of those shares have been issued; and

(2) by special resolution of the shareholders of the class of series affected, do any of the acts in (1) above if any of the shares of the class or series of shares have been issued.

7.3 Change of name

The Company may by resolution of its directors or by ordinary resolution, in each case as determined by the directors, authorize an alteration of its Notice of Articles in order to change its name.

7.4 Other alterations

The Company, save as otherwise provided by these Articles and subject to the *Business Corporations Act*, may:

(1) by directors' resolution or ordinary resolution of its directors, in each case as determined by the directors, authorize alterations to the Articles that are procedural or administrative in nature or are matters that pursuant to these Articles are solely within the directors' powers, control or authority; and

(2) if the *Business Corporations Act* does not specify the type of resolution and these Articles do not specify another type of resolution, by ordinary resolution alter these Articles.

PART 8 – GENERAL MEETINGS

8.1 Annual general meetings

Unless an annual general meeting is deferred or waived in accordance with section 182(2)(a) or (c) of the *Business Corporations Act*, the Company must hold its first annual general meeting within 18 months after the date on which it was incorporated or otherwise recognized, and after that must hold an annual general meeting at least once in each calendar year and not more than 15 months after the last annual general meeting.

8.2 When annual general meeting is deemed to have been held

If all of the shareholders who are entitled to vote at an annual general meeting consent by a unanimous resolution under the *Business Corporations Act* to all of the business that is required to be transacted at that annual general meeting, the annual general meeting is deemed to have been held on the date of the unanimous resolution. The shareholders must, in any unanimous resolution passed under this Article 8.2, select as the Company's annual reference date a date that would be appropriate for the holding of the applicable annual general meeting.

8.3 Calling of shareholder meetings

The directors may, whenever they think fit, call a meeting of shareholders.

8.4 Notice for meetings of shareholders

The Company must send notice of the date, time and location of any meeting of shareholders, in the manner provided in these Articles, or in such other manner, if any, as may be prescribed by ordinary resolution (whether previous notice of the resolution has been given or not), to each shareholder entitled to attend the meeting, to each director and to the auditor of the Company, unless these Articles otherwise provide, at least the following number of days before the meeting:

(a) if and for so long as the Company is a public company, 21 days;

(b) otherwise, 10 days.

8.5 Record date for notice

The directors may set a date as the record date for the purpose of determining shareholders entitled to notice of any meeting of shareholders. The record date must not precede the date on which the meeting is to be held by more than two months or, in the case of a general meeting requisitioned by shareholders under the *Business Corporations Act*, by more than four months. The record date must not precede the date on which the meeting is held by fewer than:

(a) if and for so long as the Company is a public company, 21 days;

(b) otherwise, 10 days.

If no record date is set, the record date is 5 p.m. on the day immediately preceding the first date on which the notice is sent or, if no notice is sent, the beginning of the meeting.

8.6 Record date for voting

The directors may set a date as the record date for the purpose of determining shareholders entitled to vote at any meeting of shareholders. The record date must not precede the date on which the meeting is to be held by more than two months or, in the case of a general meeting requisitioned by shareholders under the *Business Corporations Act*, by more than four months. If no record date is set, the record date is 5 p.m. on the day immediately preceding the first date on which the notice is sent or, if no notice is sent, the beginning of the meeting.

8.7 Failure to give notice and waiver of notice

The accidental omission to send notice of any meeting to, or the non-receipt of any notice by, any of the persons entitled to notice does not invalidate any proceedings at that meeting. Any person entitled to notice of a meeting of shareholders may, in writing or otherwise, waive or reduce the period of notice of such meeting.

8.8 Notice of special business at meetings of shareholders

If a meeting of shareholders is to consider special business within the meaning of Article 9.1, the notice of meeting must:

(a) state the general nature of the special business; and

(b) if the special business includes considering, approving, ratifying, adopting or authorizing any document or the signing of or giving of effect to any document, have attached to it a copy of the document or state that a copy of the document will be available for inspection by shareholders:

(i) at the Company's records office, or at such other reasonably accessible location in British Columbia as is specified in the notice; and
(ii) during statutory business hours on any one or more specified days before the day set for the holding of the meeting.

PART 9 – PROCEEDINGS AT MEETINGS OF SHAREHOLDERS

9.1 Special business

At a meeting of shareholders, the following business is special business:

(a) at a meeting of shareholders that is not an annual general meeting, all business is special business except business relating to the conduct of or voting at the meeting;

(b) at an annual general meeting, all business is special business except for the following:

(i) business relating to the conduct of or voting at the meeting;
(ii) consideration of any financial statements of the Company presented to the meeting;
(iii) consideration of any reports of the directors or auditor;
(iv) the setting or changing of the number of directors;
(v) the election or appointment of directors;
(vi) the appointment of an auditor;
(vii) the setting of the remuneration of an auditor;
(viii) business arising out of a report of the directors not requiring the passing of a special resolution or an exceptional resolution;
(ix) any other business which, under these Articles or the *Business Corporations Act*, may be transacted at a meeting of shareholders without prior notice of the business being given to the shareholders.

9.2 Special majority

The majority of votes required for the Company to pass a special resolution at a meeting of shareholders is two-thirds (2/3) of the votes cast on the resolution.

9.3 Quorum

Subject to the special rights and restrictions attached to the shares of any class or series of shares, the quorum for the transaction of business at a meeting of shareholders is 2 persons who are, or who represent by proxy, shareholders who, in the aggregate, hold at least 1/20 of the issued shares entitled to be voted at the meeting.

9.4 One shareholder may constitute quorum

If there is only one shareholder entitled to vote at a meeting of shareholders,

(a) the quorum is one person who is, or who represents by proxy, that shareholder, and

(b) that shareholder, present in person or by proxy, may constitute the meeting.

9.5 Other persons may attend

The directors, the president, if any, the secretary, if any, and any lawyer or auditor for the Company are entitled to attend any meeting of shareholders, but if any of those persons do attend a meeting of shareholders, that person is not to be counted in the quorum, and is not entitled to vote at the meeting, unless that person is a shareholder or proxy holder entitled to vote at the meeting.

9.6 Requirement of quorum

No business, other than the election of a chair of the meeting and the adjournment of the meeting, may be transacted at any meeting of shareholders unless a quorum of shareholders entitled to vote at the meeting is present at the commencement of the meeting.

9.7 Lack of quorum

If, within 1/2 hour from the time set for the holding of a meeting of shareholders, a quorum is not present,

(a) in the case of a general meeting convened by requisition of shareholders, the meeting is dissolved, and

(b) in the case of any other meeting of shareholders, the meeting stands adjourned to the same day in the next week at the same time and place.

9.8 Lack of quorum at succeeding meeting

If, at the meeting to which the first meeting referred to in Article 9.7 was adjourned, a quorum is not present within 1/2 hour from the time set for the holding of the meeting, the persons present and who are, or who represent by proxy, shareholders entitled to attend and vote at the meeting constitute a quorum.

9.9 Chair

The following individual is entitled to preside as chair at a meeting of shareholders:

(a) the chair of the board, if any;

(b) if the chair of the board is absent or unwilling to act as chair of the meeting, the president, if any.

9.10 Alternate chair

At any meeting of shareholders, the directors present must choose one of their number to be chair of the meeting if: (a) there is no chair of the board or president present within 15 minutes after the time set for holding the meeting; (b) the chair of the board and the president are unwilling to act as chair of the meeting; or (c) if the chair of the board and the president have advised the secretary, if any, or any director present at the meeting, that they will not be present at the meeting. If, in any of the foregoing circumstances, all of the directors present decline to accept the position of chair or fail to choose one of their number to be chair of the meeting, or if no director is present, the shareholders present in person or by proxy must choose any person present at the meeting to chair the meeting.

9.11 Adjournments

The chair of a meeting of shareholders may, and if so directed by the meeting must, adjourn the meeting from time to time and from place to place, but no business may be transacted at any adjourned meeting other than the business left unfinished at the meeting from which the adjournment took place.

9.12 Notice of adjourned meeting

It is not necessary to give any notice of an adjourned meeting or of the business to be transacted at an adjourned meeting of shareholders except that, when a meeting is adjourned for 30 days or more, notice of the adjourned meeting must be given as in the case of the original meeting.

9.13 Motion need not be seconded

No motion proposed at a meeting of shareholders need be seconded unless the chair of the meeting rules otherwise, and the chair of any meeting of shareholders is entitled to propose or second a motion.

9.14 Manner of taking a poll

Subject to Article 9.15, if a poll is duly demanded at a meeting of shareholders,

(a) the poll must be taken

  (i) at the meeting, or within 7 days after the date of the meeting, as the chair of the meeting directs, and
  (ii) in the manner, at the time and at the place that the chair of the meeting directs,

(b) the result of the poll is deemed to be a resolution of, and passed at, the meeting at which the poll is demanded, and

(c) the demand for the poll may be withdrawn.

9.15 Demand for a poll on adjournment

A poll demanded at a meeting of shareholders on a question of adjournment must be taken

immediately at the meeting,

9.16 Demand for a poll not to prevent continuation of meeting

The demand for a poll at a meeting of shareholders does not, unless the chair of the meeting so rules, prevent the continuation of a meeting for the transaction of any business other than the question on which a poll has been demanded.

9.17 Poll not available in respect of election of chair

No poll may be demanded in respect of the vote by which a chair of a meeting of shareholders is elected.

9.18 Casting of votes on poll

On a poll, a shareholder entitled to more than one vote need not cast all the votes in the same way.

9.19 Chair must resolve dispute

In the case of any dispute as to the admission or rejection of a vote given on a poll, the chair of the meeting must determine the same, and his or her determination made in good faith is final and conclusive.

9.20 Chair has second vote

In case of an equality of votes, the chair of a meeting of shareholders will, either on a show of hands or on a poll, have a casting or second vote in addition to the vote or votes to which the chair may be entitled as a shareholder.

9.21 Declaration of result

The chair of a meeting of shareholders must declare to the meeting the decision on every question in accordance with the result of the show of hands or the poll, as the case may be, and that decision must be entered in the minutes of the meeting.

9.22 Meetings by telephone or other communications medium

A meeting of the Company may be held:

(1) at a location outside British Columbia if that location is:

- (a) approved by resolution of the directors before the meeting is held; or
- (b) approved in writing by the Registrar of Companies before the meeting is held; and

(2) entirely or in part by means of a telephonic, electronic or other communication facility that permits all participants to communicate adequately with each other during the meeting, if approved by directors' resolution prior to the meeting and subject to the *Business Corporations*

Act, provided, however, that nothing in this Section shall oblige the Company to take any action or provide any facility to permit or facilitate the use of any communications medium at a meeting of shareholders. If one or more shareholders or proxy holders participate in a meeting a shareholders in a manner contemplated by this Section,

(a) each such shareholder or proxy holder shall be deemed to be present at the meeting, and

(b) the meeting shall be deemed to be held at the location specified in the notice of the meeting.

PART 10 – VOTES OF SHAREHOLDERS

10.1 Voting rights

Subject to any special rights or restrictions attached to any shares and to the restrictions imposed on joint registered holders of shares under Article 10.3,

(a) on a vote by show of hands, every person present who is a shareholder or proxy holder and entitled to vote at the meeting has one vote, and

(b) on a poll, every shareholder entitled to vote has one vote in respect of each share held by that shareholder that carries the right to vote on that poll and may exercise that vote either in person or by proxy.

10.2 Trustee of shareholder may vote

A person who is not a shareholder may vote on a resolution at a meeting of shareholders, whether on a show of hands or on a poll, and may appoint a proxy holder to act at the meeting in relation to that resolution, if, before doing so, the person satisfies the chair of the meeting at which the resolution is to be considered, or satisfies all of the directors present at the meeting, that the person is a trustee for a shareholder who is entitled to vote on the resolution.

10.3 Votes by joint shareholders

If there are joint shareholders registered in respect of any share,

(a) any one of the joint shareholders, but not both or all, may vote at any meeting, either personally or by proxy, in respect of the share as if that joint shareholder were solely entitled to it, or

(b) if more than one of the joint shareholders is present at any meeting, personally or by proxy, the joint shareholder present whose name stands first on the central securities register in respect of the share is alone entitled to vote in respect of that share.

10.4 Trustees as joint shareholders

Two or more trustees of a shareholder in whose sole name any share is registered are, for the

purposes of Article 10.3, deemed to be joint shareholders.

10.5 Representative of a corporate shareholder

If a corporation that is not a subsidiary of the Company is a shareholder, that corporation may appoint a person to act as its representative at any meeting of shareholders of the Company, and,

(a) for that purpose, the instrument appointing a representative must

(i) be received at the registered office of the Company or at any other place specified, in the

notice calling the meeting, for the receipt of proxies, at least 2 business days before the day set for the holding of the meeting, or

(ii) be provided, at the meeting, to the chair of the meeting, and

(b) if a representative is appointed under this Article 10.5,

(i) the representative is entitled to exercise in respect of and at that meeting the same rights on behalf of the corporation that the representative represents as that corporation could exercise if it were a shareholder who is an individual, including, without limitation, the right to appoint a proxy holder, and

(ii) the representative, if present at the meeting, is to be counted for the purpose of forming a quorum and is deemed to be a shareholder present in person at the meeting.

10.6 When proxy provisions do not apply

If and for so long as the Company is a public company, Articles 10.7 to 10.13 apply only insofar as they are not inconsistent with any securities legislation in any province or territory of Canada or in the federal jurisdiction of the United States or in any states of the United States that is applicable to the Company and insofar as they are not inconsistent with the regulations and rules made and promulgated under that legislation and all administrative policy statements, blanket orders and rulings, notices and other administrative directions issued by securities commissions or similar authorities appointed under that legislation.

10.7 Appointment of proxy holder

Every shareholder of the Company, including a corporation that is a shareholder but not a subsidiary of the Company, entitled to vote at a meeting of shareholders of the Company may, by proxy, appoint a proxy holder to attend and act at the meeting in the manner, to the extent and with the powers conferred by the proxy.

10.8 Alternate proxy holders

A shareholder may appoint one or more alternate proxy holders to act in the place of an absent proxyholder.

10.9 When proxy holder need not be shareholder

A person must not be appointed as a proxy holder unless the person is a shareholder, although a person who is not a shareholder may be appointed as a proxy holder if

(a) the person appointing the proxy holder is a corporation or a representative of a corporation appointed under Article 10.5,

(b) the Company has at the time of the meeting for which the proxy holder is to be appointed only one shareholder entitled to vote at the meeting, or

(c) the shareholders present in person or by proxy at and entitled to vote at the meeting for which the proxy holder is to be appointed, by a resolution on which the proxy holder is not entitled to vote but in respect of which the proxy holder is to be counted in the quorum, permit the proxy holder to attend and vote at the meeting.

10.10 Form of proxy

A proxy, whether for a specified meeting or otherwise, must be either in the following form or in any other form approved by the directors or the chair of the meeting:

(Name of Company)

The undersigned, being a shareholder of the above named Company, hereby appoints .... or, failing that person, ..., as proxy holder for the undersigned to attend, act and vote for and on behalf of the undersigned at the meeting of shareholders to be held on the day of and at any adjournment of that meeting.

Signed this .... day of ...., ...

....
Signature of shareholder

10.11 Provision of proxies

A proxy for a meeting of shareholders must

(a) be received at the registered office of the Company or at any other place specified, in the notice calling the meeting, for the receipt of proxies, at least the number of business days specified in the notice, or if no number of days is specified, 2 business days, before the day set for the holding of the meeting, or

(b) unless the notice provides otherwise, be provided at the meeting to the chair of the meeting.

10.12 Revocation of proxies

Subject to Article 10.13, every proxy may be revoked by an instrument in writing that is

(a) received at the registered office of the Company at any time up to and including the last business day before the day set for the holding of the meeting at which the proxy is to be used, or

(b) provided at the meeting to the chair of the meeting.

10.13 Revocation of proxies must be signed

An instrument referred to in Article 10.12 must be signed as follows:

(a) if the shareholder for whom the proxy holder is appointed is an individual, the instrument must be signed by the shareholder or his or her trustee;

(b) if the shareholder for whom the proxy holder is appointed is a corporation, the instrument must be signed by the corporation or by a representative appointed for the corporation under Article 10.5.

10.14 Validity of proxy votes

A vote given in accordance with the terms of a proxy is valid despite the death or incapacity of the shareholder giving the proxy and despite the revocation of the proxy or the revocation of the authority under which the proxy is given, unless notice in writing of that death, incapacity or revocation is received

(a) at the registered office of the Company, at any time up to and including the last business day before the day set for the holding of the meeting at which the proxy is to be used, or

(b) by the chair of the meeting, before the vote is taken.

10.15 Production of evidence of authority to vote

The chair of any meeting of shareholders may, but need not, inquire into the authority of any person to vote at the meeting and may, but need not, demand from that person production of evidence as to the existence of the authority to vote.

PART 11 – DIRECTORS

11.1 Number of directors

The number of directors, excluding additional directors appointed under Article 12.8, is set at:

(a) if the Company is a public company, the greater of three and the number most recently established:

(i) by ordinary resolution (whether or not previous notice of the resolution was given); and
(ii) under Article 12.4;

(b) if the Company is not a public company, the number most recently established:

(i) by ordinary resolution (whether or not previous notice of the resolution was given); and
(ii) under Article 12.4.

11.2 Change in number of directors

If the number of directors is set under Articles 11.1(a)(i) or 11.1(b)(i):

(a) the shareholders may elect or appoint the directors needed to fill any vacancies in the board of directors up to that number;

(b) if, contemporaneously with setting that number, the shareholders do not elect or appoint the directors needed to fill vacancies in the board of directors up to that number, then the directors may appoint, or the shareholders may elect or appoint, directors to fill those vacancies.

11.3 Directors' acts valid despite vacancy

An act or proceeding of the directors is not invalid merely because fewer directors have been appointed or elected than the number of directors set or otherwise required under these Articles.

11.4 Qualifications of directors

A director is not required to hold a share in the capital of the Company as qualification for his or her office but must be qualified as required by the *Business Corporations Act* to become, act or continue to act as a director.

11.5 Remuneration of directors

The directors are entitled to the remuneration, if any, for acting as directors as the directors may from time to time determine. If the directors so decide, the remuneration of the directors will be determined by the shareholders. That remuneration may be in addition to any salary or other remuneration paid to a director in such director's capacity as an officer or employee of the Company.

11.6 Reimbursement of expenses of directors

The Company must reimburse each director for the reasonable expenses that he or she may incur in and about the business of the Company.

11.7 Special remuneration for directors

If any director performs any professional or other services for the Company that in the opinion of the directors are outside the ordinary duties of a director, or if any director is otherwise specially

occupied in or about the Company's business, he or she may be paid remuneration fixed by the directors, or, at the option of that director, fixed by ordinary resolution, and such remuneration may be either in addition to, or in substitution for, any other remuneration that he or she may be entitled to receive.

11.8 Gratuity, pension or allowance on retirement of director

Unless otherwise determined by ordinary resolution, the directors on behalf of the Company may pay a gratuity or pension or allowance on retirement to any director who has held any salaried office or place of profit with the Company or to his or her spouse or dependants and may make contributions to any fund and pay premiums for the purchase or provision of any such gratuity, pension or allowance.

PART 12 – ELECTION AND REMOVAL OF DIRECTORS

12.1 Election at annual general meeting

At every annual general meeting and in every unanimous resolution contemplated by Article 8.2:

(a) the shareholders entitled to vote at the annual general meeting for the election of directors must elect, or in the unanimous resolution appoint, a board of directors consisting of the number of directors for the time being set under these Articles; and

(b) all the directors cease to hold office immediately before the election or appointment of directors under paragraph (a), but are eligible for re-election or re-appointment.

12.2 Consent to be a director

No election, appointment or designation of an individual as a director is valid unless:

(a) that individual consents to be a director in the manner provided for in the *Business Corporations Act*; or

(b) that individual is elected or appointed at a meeting at which the individual is present and the individual does not refuse, at the meeting, to be a director.

12.3 Failure to elect or appoint directors

If:

(a) the Company fails to hold an annual general meeting, and all the shareholders who are entitled to vote at an annual general meeting fail to pass the unanimous resolution contemplated by Article 8.2, on or before the date by which the annual general meeting is required to be held under the *Business Corporations Act*; or

(b) the shareholders fail, at the annual general meeting or in the unanimous resolution contemplated by Article 8.2, to elect or appoint any directors; then each director in office at such time continues to hold office until the earlier of:

(c) the date on which his or her successor is elected or appointed; and

(d) the date on which he or she otherwise ceases to hold office under the *Business Corporations Act* or these Articles.

12.4 Places of retiring directors not filled

If, at any meeting of shareholders at which there should be an election of directors, the places of any of the retiring directors are not filled by that election, those retiring directors who are not re-elected and who are asked by the newly elected directors to continue in office will, if willing to do so, continue in office to fill the vacancies in the number of directors set pursuant to these Articles until further new directors are elected at a meeting of shareholders convened for that purpose. If any such election or continuance of directors does not result in the election or continuance of the number of directors set pursuant to these Articles, the number of directors of the Company is deemed to be set at the number of directors actually elected or continued in office.

12.5 Directors may fill casual vacancies

Any casual vacancy occurring in the board of directors may be filled by the directors.

12.6 Remaining directors' power to act

The directors may act notwithstanding any vacancy in the board of directors, but if the Company has fewer directors in office than the number set pursuant to these Articles as the quorum of directors, the directors may only act for the purpose of appointing directors up to that number or for the purpose of summoning a meeting of shareholders to fill any vacancies on the board of directors or for any other purpose permitted by the *Business Corporations Act*.

12.7 Shareholders may fill vacancies

If the Company has no directors or fewer directors in office than the number set pursuant to these Articles as the quorum of directors, the shareholders may elect or appoint directors to fill any vacancies on the board of directors.

12.8 Additional directors

Notwithstanding Articles 11.1 and 11.2, between annual general meetings or unanimous resolutions contemplated by Article 8.2, the directors may appoint one or more additional directors, but the number of additional directors appointed under this Article 12.8 must not at any time exceed:

(a) one-third of the number of first directors, if, at the time of the appointments, one or more of the first directors have not yet completed their first term of office; or

(b) in any other case, one-third of the number of the current directors who were elected or appointed as directors other than under this Article 12.8.

Any director so appointed ceases to hold office immediately before the next election or appointment of directors under Article 12.1(a), but is eligible for re-election or re-appointment.

12.9 Ceasing to be a director

A director ceases to be a director when:

(a) the term of office of the director expires;

(b) the director dies;

(c) the director resigns as a director by notice in writing provided to the Company or a lawyer for the Company; or

(d) the director is removed from office pursuant to Articles 12.10 or 12.11.

12.10 Removal of director by shareholders

The Shareholders may, by special resolution, remove any director before the expiration of his or her term of office, and may, by ordinary resolution, elect or appoint a director to fill the resulting vacancy. If the shareholders do not contemporaneously elect or appoint a director to fill the vacancy created by the removal of a director, then the directors may appoint, or the shareholders may elect or appoint by ordinary resolution, a director to fill that vacancy.

12.11 Removal of director by directors

The directors may remove any director before the expiration of his or her term of office if the director is convicted of an indictable offence, or if the director ceases to be qualified to act as a director of a company and does not promptly resign, and the directors may appoint a director to fill the resulting vacancy.

PART 13 – PROCEEDINGS OF DIRECTORS

13.1 Meetings of directors

The directors may meet together for the conduct of business, adjourn and otherwise regulate their meetings as they think fit, and meetings of the board held at regular intervals may be held at the place, at the time and on the notice, if any, that the board may by resolution from time to time determine.

13.2 Chair of meetings

Meetings of directors are to be chaired by

(a) the chair of the board, if any,

(b) in the absence of the chair of the board, the president, if any, if the president is a director, or

(c) any other director chosen by the directors if

(i) neither the chair of the board nor the president, if a director, is present at the meeting within 15 minutes after the time set for holding the meeting,
(ii) neither the chair of the board nor the president, if a director, is willing to chair the meeting, or
(iii) the chair of the board and the president, if a director, have advised the secretary, if any, or any other director, that they will not be present at the meeting.

13.3 Voting at meetings

Questions arising at any meeting of directors are to be decided by a majority of votes and, in the case of an equality of votes, the chair of the meeting does not have a second or casting vote.

13.4 Meetings by telephone or other communications medium

A director may participate in a meeting of the directors or of any committee of the directors in person, or by telephone or other communications medium, if all directors participating in the meeting are able to communicate with each other. A director may participate in a meeting of the directors or of any committee of the directors by a communications medium other than telephone if all directors participating in the meeting, whether in person or by telephone or other communications medium, are able to communicate with each other and if all directors who wish to participate in the meeting agree to such participation. A director who participates in a meeting in a manner contemplated by this Article 13.4 is deemed for all purposes of the *Business Corporations Act* and these Articles to be present at the meeting and to have agreed to participate in that manner.

13.5 Who may call extraordinary meetings

A director may call a meeting of the board at any time. The secretary, if any, must on request of a director, call a meeting of the board.

13.6 Notice of extraordinary meetings

Subject to Articles 13.7 and 13.8, if a meeting of the board is called under Article 13.4, reasonable notice of that meeting, specifying the place, date and time of that meeting, must be given to each of the directors

(a) by mail addressed to the director's address as it appears on the books of the Company or to any other address provided to the Company by the director for this purpose,

(b) by leaving it at the director's prescribed address or at any other address provided to the Company by the director for this purpose, or

(c) orally, by delivery of written notice or by telephone, voice mail, e-mail, fax or any other method of legibly transmitting messages.

13.7 When notice not required

It is not necessary to give notice of a meeting of the directors to a director if

(a) the meeting is to be held immediately following a meeting of shareholders at which that director was elected or appointed or is the meeting of the directors at which that director is appointed, or

(b) the director has filed a waiver under Article 13.9.

13.8 Meeting valid despite failure to give notice

The accidental omission to give notice of any meeting of directors to any director, or the non-receipt of any notice by any director, does not invalidate any proceedings at that meeting.

13.9 Waiver of notice of meetings

Any director may file with the Company a document signed by the director waiving notice of any past, present or future meeting of the directors and may at any time withdraw that waiver with respect to meetings of the directors held after that withdrawal.

13.10 Effect of waiver

After a director files a waiver under Article 13.9 with respect to future meetings of the directors, and until that waiver is withdrawn, notice of any meeting of the directors need not be given to that director unless the director otherwise requires in writing to the Company.

13.11 Quorum

The quorum necessary for the transaction of the business of the directors may be set by the directors and, if not so set, is a majority of the directors.

13.12 If only one director

If there is only one director, the quorum necessary for the transaction of the business of the directors is one director, and that director may constitute a meeting.

PART 14 – COMMITTEES OF DIRECTORS

14.1 Appointment of committees

The directors may, by resolution,

(a) appoint one or more committees consisting of the director or directors that they consider appropriate,

(b) delegate to a committee appointed under paragraph (a) any of the directors' powers, except

(i) the power to fill vacancies in the board,
(ii) the power to change the membership of, or fill vacancies in, any committee of the board, and
(iii) the power to appoint or remove officers appointed by the board, and

(c) make any delegation referred to in paragraph (b) subject to the conditions set out in the resolution.

14.2 Obligations of committee

Any committee formed under Article 14.1, in the exercise of the powers delegated to it, must

(a) conform to any rules that may from time to time be imposed on it by the directors, and

(b) report every act or thing done in exercise of those powers to the earliest meeting of the directors to be held after the act or thing has been done.

14.3 Powers of board

The board may, at any time,

(a) revoke the authority given to a committee, or override a decision made by a committee, except as to acts done before such revocation or overriding,

(b) terminate the appointment of, or change the membership of, a committee, and

(c) fill vacancies in a committee,

14.4 Committee meetings

Subject to Article 14.2(a),

(a) the members of a directors' committee may meet and adjourn as they think proper,

(b) a directors' committee may elect a chair of its meetings but, if no chair of the meeting is elected, or if at any meeting the chair of the meeting is not present within 15 minutes after the time set for holding the meeting, the directors present who are members of the committee may choose one of their number to chair the meeting,

(c) a majority of the members of a directors' committee constitutes a quorum of the committee, and

(d) questions arising at any meeting of a directors' committee are determined by a majority of votes of the members present, and in case of an equality of votes, the chair of the meeting has no second or casting vote.

PART 15 – OFFICERS

15.1 Appointment of officers

The board may, from time to time, appoint a president, secretary or any other officers that it considers necessary, and none of the individuals appointed as officers need be a member of the board.

15.2 Functions, duties and powers of officers

The board may, for each officer,

(a) determine the functions and duties the officer is to perform,

(b) entrust to and confer on the officer any of the powers exercisable by the directors on such terms and conditions and with such restrictions as the directors think fit, and

(c) from time to time revoke, withdraw, alter or vary all or any of the functions, duties and powers of the officer.

15.3 Remuneration

All appointments of officers are to be made on the terms and conditions and at the remuneration (whether by way of salary, fee, commission, participation in profits or otherwise) that the board thinks fit and are subject to termination at the pleasure of the board.

PART 16 – CERTAIN PERMITTED ACTIVITIES OF DIRECTORS

16.1 Other office of director

A director may hold any office or place of profit with the Company (other than the office of auditor of the Company) in addition to his or her office of director for the period and on the terms (as to remuneration or otherwise) that the directors may determine.

16.2 No disqualification

No director or intended director is disqualified by his or her office from contracting with the Company either with regard to the holding of any office or place of profit the director holds with the Company or as vendor, purchaser or otherwise.

16.3 Professional services by director or officer

Subject to compliance with the provisions of the *Business Corporations Act*, a director or officer

of the Company, or any corporation or firm in which that individual has an interest, may act in a professional capacity for the Company, except as auditor of the Company, and the director or officer or such corporation or firm is entitled to remuneration for professional services as if that individual were not a director or officer.

16.4 Remuneration and benefits received from certain entities

A director or officer may be or become a director, officer or employee of, or may otherwise be or become interested in, any corporation, firm or entity in which the Company may be interested as a shareholder or otherwise, and, subject to compliance with the provisions of the *Business Corporations Act*, the director or officer is not accountable to the Company for any remuneration or other benefits received by him or her as director, officer or employee of, or from his or her interest in, such other corporation, firm or entity.

PART 17 – INDEMNIFICATION

17.1 Indemnification of directors

The directors must cause the Company to indemnify its directors and former directors, and their respective heirs and personal or other legal representatives to the greatest extent permitted by Division 5 of Part 5 of the *Business Corporations Act*.

17.2 Deemed contract

Each director is deemed to have contracted with the Company on the terms of the indemnity referred to in Article 17.1.

PART 18 – AUDITOR

18.1 Remuneration of an auditor

The directors may set the remuneration of the auditor of the Company.

18.2 Waiver of appointment of an auditor

The Company shall not be required to appoint an auditor if all of the shareholders of the Company, whether or not their shares otherwise carry the right to vote, resolve by a unanimous resolution to waive the appointment of an auditor. Such waiver may be given before, on or after the date on which an auditor is required to be appointed under the *Business Corporations Act*, and is effective for one financial year only.

PART 19 – DIVIDENDS

19.1 Declaration of dividends

Subject to the rights, if any, of shareholders holding shares with special rights as to dividends, the directors may from time to time declare and authorize payment of any dividends the directors

consider appropriate.

19.2 No notice required

The directors need not give notice to any shareholder of any declaration under Article 19.1.

19.3 Directors may determine when dividend payable

Any dividend declared by the directors may be made payable on such date as is fixed by the directors.

19.4 Dividends to be paid in accordance with number of shares

Subject to the rights of shareholders, if any, holding shares with special rights as to dividends, all dividends on shares of any class or series of shares must be declared and paid according to the number of such shares held.

19.5 Manner of paying dividend

A resolution declaring a dividend may direct payment of the dividend wholly or partly by the distribution of specific assets or of paid up shares or fractional shares, bonds, debentures or other debt obligations of the Company, or in any one or more of those ways, and, if any difficulty arises in regard to the distribution, the directors may settle the difficulty as they consider expedient, and, in particular, may set the value for distribution of specific assets.

19.6 Dividend bears no interest

No dividend bears interest against the Company.

19.7 Fractional dividends

If a dividend to which a shareholder is entitled includes a fraction of the smallest monetary unit of the currency of the dividend, that fraction may be disregarded in making payment of the dividend and that payment represents full payment of the dividend.

19.8 Payment of dividends

Any dividend or other distribution payable in cash in respect of shares may be paid by cheque, made payable to the order of the person to whom it is sent, and mailed

(a) subject to paragraphs (b) and (c), to the address of the shareholder,

(b) subject to paragraph (c), in the case of joint shareholders, to the address of the joint shareholder whose name stands first on the central securities register in respect of the shares, or

(c) to the person and to the address as the shareholder or joint shareholders may direct in writing.

19.9 Receipt by joint shareholders

If several persons are joint shareholders of any share, any one of them may give an effective receipt for any dividend, bonus or other money payable in respect of the share.

PART 20 – ACCOUNTING RECORDS

20.1 Recording of financial affairs

The board must cause adequate accounting records to be kept to record properly the financial affairs and condition of the Company and to comply with the provisions of the *Business Corporations Act*.

PART 21 – EXECUTION OF INSTRUMENTS UNDER SEAL

21.1 Who may attest seal

The Company's seal, if any, must not be impressed on any record except when that impression is attested by the signature or signatures of

(a) any 2 directors,

(b) any officer, together with any director,

(c) if the Company has only one director, that director, or

(d) any one or more directors or officers or persons as may be determined by resolution of the directors.

21.2 Sealing copies

For the purpose of certifying under seal a true copy of any resolution or other document, the seal must be impressed on that copy and, despite Article 21.1, may be attested by the signature of any director or officer.

PART 22 – NOTICES

22.1 Method of giving notice

Unless the *Business Corporations Act* or these Articles provides otherwise, a notice, statement, report or other record required or permitted by the *Business Corporations Act* or these Articles to be sent by or to a person may be sent by any one of the following methods:

(a) mail addressed to the person at the applicable address for that person as follows:

(i) for a record mailed to a shareholder, the shareholder's registered address;

(ii) for a record mailed to a director or officer, the prescribed address for mailing shown for the director or officer in the records kept by the Company or the mailing address provided by the recipient for the sending of that record or records of that class;

(iii) in any other case, the mailing address of the intended recipient;

(b) delivery at the applicable address for that person as follows, addressed to the person:

(i) for a record delivered to a shareholder, the shareholder's registered address;

(ii) for a record delivered to a director or officer, the prescribed address for delivery shown for the director or officer in the records kept by the Company or the delivery address provided by the recipient for the sending of that record or records of that class;

(iii) in any other case, the delivery address of the intended recipient;

(c) sending the record by fax to the fax number provided by the intended recipient for the sending of that record or records of that class;

(d) sending the record by email to the email address provided by the intended recipient for the sending of that record or records of that class;

(e) physical delivery to the intended recipient.

22.2 Deemed receipt of mailing

A record that is mailed to a person by ordinary mail to the applicable address for that person referred to in Article 22.1 is deemed to be received by the person to whom it was mailed on the day, Saturdays, Sundays and holidays excepted, following the date of mailing.

22.3 Certificate of sending

A certificate signed by the secretary, if any, or other officer of the Company or of any other corporation acting in that behalf for the Company stating that a notice, statement, report or other record was addressed as required by Article 22.1, prepaid and mailed or otherwise sent as permitted by Article 22.1 is conclusive evidence of that fact.

22.4 Notice to joint shareholders

A notice, statement, report or other record may be provided by the Company to the joint shareholders of a share by providing the notice to the joint shareholder first named in the central securities register in respect of the share.

22.5 Notice to trustees

A notice, statement, report or other record may be provided by the Company to the persons entitled to a share in consequence of the death, bankruptcy or incapacity of a shareholder by:

(a) mailing the record, addressed to them:

(i) by name, by the title of the legal personal representative of the deceased or incapacitated shareholder, by the title of trustee of the bankrupt shareholder or by any similar description; and

(ii) at the address, if any, supplied to the Company for that purpose by the persons claiming to be so entitled; or

(b) if an address referred to in Article 22.5(a)(ii) has not been supplied to the Company, by giving the notice in a manner in which it might have been given if the death, bankruptcy or incapacity had not occurred.

PART 23 – SPECIAL RIGHTS AND RESTRICTIONS: COMMON SHARES

23.1 Rights, Privileges, Restrictions, and Conditions

The Common Shares shall have attached to them the rights, privileges, restrictions and conditions as hereinafter set forth:

(a) Except for meetings at which only holders of another specified class or series of shares of the Company are entitled to vote separately as a class or series, each holder of a Common Share is entitled to receive notice of, to attend and to vote at all meetings of the shareholders of the Company.

(b) Subject to the rights of the holders of the Preferred Shares, the holders of the Common Shares are entitled to receive dividends if, as and when declared by the directors of the Company.

(c) Subject to the rights, privileges, restrictions and conditions attached to any other class of shares of the Company, the holders of the Common Shares are entitled to share equally in the remaining property of the Company upon liquidation, dissolution or winding-up of the Company.

PART 24: SPECIAL RIGHTS AND RESTRICTIONS: PREFERRED SHARES

24.1 Rights, Privileges, Restrictions and Conditions

The Preferred Shares shall have attached to them, as a class, the rights, privileges, restrictions and conditions as hereinafter set forth:

(a) The Preferred Shares may from time to time be issued in one or more series and, subject to the following provisions, and subject to the sending of articles of amendment in prescribed form and the issuance of a certificate of amendment in respect thereof, the directors may fix from time to time and issue a series of Preferred Shares, the number of which are to comprise that series and the designation, rights, privileges, restrictions and conditions to be attached to that series of Preferred Shares including, without limiting the generality of the foregoing, the rate or amount of dividends or the method of calculating dividends, the dates of payment of dividends, the redemption, purchase and/or

conversion prices and terms and conditions of redemption, purchase and/or conversion, and any sinking fund or other provisions.

(b) The Preferred Shares shall, with respect to the payment of dividends and the distribution of assets or return of capital in the event of liquidation, dissolution or winding-up of the Company, whether voluntary or involuntary, or any other return of capital or distribution of the assets of the Company among its shareholders for the purpose of winding up its affairs, rank on a parity with the Preferred Shares of every other series and be entitled to preference over the Common Shares and over any other shares off the company ranking junior to the Preferred Shares. The Preferred Shares of any series may also be given other preferences, not inconsistent with these articles, over the Common Shares and any other shares of the Company ranking junior to the Preferred Shares of a series as may be fixed in accordance with Article 24.1(a).

(c) If any cumulative dividends or amounts payable on the return of capital in respect of a series of Preferred Shares are not paid in full, all series of Preferred Shares shall participate rateably in respect of accumulated dividends and return of capital.

(d) Unless the directors otherwise determine in the articles of amendment designating a series of Preferred Shares, the holders of Preferred Shares shall not, as such, be entitled to receive notice of or vote at any meeting of shareholders, except as otherwise specifically provided in the *Business Corporations Act*.

TSX venture EXCHANGE

May 7, 2007

Via FAX: 604-669-5886

Beruschi & Company
501 – 905 West Pender Street
Vancouver, BC V6C 1L6

Attention: Anthony J. Beruschi

Dear Sirs\Mesdames:

Re: Totally Hip Technologies Inc. (the "Company")
Changes in Constating Documents – Submission# 123655

Further to your submission dated April 27, 2007, this is to advise that TSX Venture Exchange has accepted for filing the Company's removal of pre-existing company provisions and its adoption of a new form of Articles under the *Business Corporations Act* (British Columbia) and the increase in its authorized capital to an unlimited number of common shares without par value as approved by shareholder's at the Annual and Special General Meeting of the Company held on March 31, 2005.

This fax will be the only copy you receive. Should you have any questions, please contact the undersigned at (604) 643-6524 / FAX: (604) 844-7502 / EMAIL: colleen.chambers@tsxventure.com.

Yours truly,

C. Chambers

Colleen Chambers
Senior Analyst
Listed Issuer Services

CC\vf

cc: Totally Hip Technologies Inc. Fax# (604) 685-4057

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